02029768

Codorus Valley Bancorp Inc
ARS
P.E. 12/31/01

2001 Annual Report

Codorus Valley Bancorp, Inc.

Mission Statement

We are committed to creating

long-term shareholder value

by delivering superior

Codorus Valley Bancorp, Inc.

financial services, securing and

nurturing client relationships, and

improving the quality of life in the

communities we serve.

Contents

"Those of us who have lived through these challenging times

To Our Shareholders:

The United States economy officially fell into recession in March 2001, as it has in the early years of every decade since the 1970's. This recession, unlike any other, was further deepened by the horrific events that occurred on September 11th in New York City, Washington D. C. and the Pennsylvania countryside.

Throughout 2001, the Federal Reserve Bank cut interest rates 11 times. The cuts produced an unprecedented 475 basis point decline in benchmark interest rates. Most economists agree that these interest rate reductions have been effective in supporting the housing market and in keeping borrowing costs low for both businesses and consumers. During this period the Wall Street Journal Prime Rate has fallen to its lowest level since 1961, from 9.50 percent to 4.75 percent.

The New York Stock Exchange closed for four days immediately following the aftermath of the terrorist attacks. Since then, the Dow Jones Industrial Average has rebounded with the help of the interest rate cuts and the promising signs of a recovery in the United States economy. In contrast, the Nikkei 225 average, Japan's most widely used stock market indicator, recently closed below the Dow Jones Industrial Average for the first time in 45 years. The Nikkei has seen a dramatic downturn in value caused by continuing concerns relating to the health of the Japanese financial system.

In spite of an atmosphere of economic uncertainty, Codorus Valley Bancorp, Inc. realized net earnings of $2,854,000, or $1.11 per share for 2001, compared to $2,707,000, or $1.07 per share for 2000, an increase of 5.4 percent. For 2001, the return on average assets and the return on average equity were .91 percent and 10.0 percent, respectively, compared to .94 percent and 10.3 percent, respectively, for 2000. Codorus Valley ended 2001 with approximately $330 million in assets, an increase of $35 million or 12 percent above December 31, 2000. Capital levels at Codorus Valley, currently in excess of $29 million, exceeded all regulatory capital requirements at December 31, 2001. Adjusted book value per share was $11.45 and $10.69 at year-end 2001 and 2000, respectively. Further information on Codorus Valley's financial performance is included in this Annual Report.

The demise of community banking franchises in York County has given rise to many opportunities for Codorus Valley to expand both its community financial centers and product lines. The Corporation's primary financial services subsidiary, PeoplesBank, opened a financial center located at 1400 Baltimore Street, Hanover, in February 2001, managed by Stacy L. Snyder. Later in September, the bank opened its tenth office at 118 E. Market Street, York, which is managed by James W. Coombes. Additionally, plans are being finalized for PeoplesBank's eleventh office, also in the City of York at the Susquehanna Commerce Center, currently under construction at 221 W. Philadelphia Street.

In order to provide the highest level of service to its clients who access their accounts by telephone or the Internet, PeoplesBank created the Client Care Center. Managed by Carol Montony, Client Care Center personnel are trained to provide information and respond to client inquiries, while determining those products and services that clients need and value.

During 2001, PeoplesBank created the Mortgage Banking Division in order to effectively penetrate the residential lending market and expand market presence. This important service further enhances the bank's product mix and generates income through the origination and sale of conventional and non-conventional, FHA and VA residential mortgage loans. Through the able leadership of Elaine M. Miller, Senior Vice President, Keith L. Sheffer, Vice President and Patrice J. Miller, Assistant Vice President, the Mortgage Banking Division has exceeded management's expectations, and the response to this service has been tremendous.

In accordance with the Corporation's strategic technology plan, two key technology enhancements were completed during 2001. In April, PeoplesBank installed software that interfaces its imaging and Internet banking systems. This enables clients who use PeoplesBank's popular Internet banking system to access images of their checks and statements online. In October, "thin client" hardware was installed to create an infrastructure throughout PeoplesBank's financial center network to automate the teller function.

have been changed by them."

– President George W. Bush
State of the Union address
January 2002

SYC Insurance Services, Inc., a PeoplesBank subsidiary, facilitates the sale of investment products through a third party marketing arrangement. These products are not FDIC insured, not obligations of nor are they guaranteed by PeoplesBank, and are subject to investment risk, including the possible loss of principal. Last year, SYC Insurance, through the licensed agents listed later in this Annual Report, generated fixed annuity sales in excess of $6.2 million. During 2001, we added variable annuities to the investment product mix.

Recently, David J. Cover joined the management staff as Senior Vice President and leader of the Trust and Investment Services Division of PeoplesBank. This division, while currently managing assets in excess of $78 million, is an integral part of the Corporation's strategic plan to increase its non-interest income as a percentage of total revenue. For 2001, total non-interest income from all subsidiaries and divisions rose to almost $2.5 million, an increase of $325,000 or 15 percent above 2000.

Management and the Board of Directors are guided by a series of initiatives contained within the Corporation's long-range strategic plan. The successful implementation of the strategic plan is due to the efforts of literally the entire staff, effectively lead by a group of dedicated professionals. In recognition of their respective and prospective leadership to PeoplesBank, the following appointments were made during the year: Jann Allen Weaver, Executive Vice President and Chief Financial Officer; Kent A. Ketterman, Senior Vice President, Business Banking Division; Todd A. Tyson, Senior Vice President, Retail Sales and Service Division; Scott T. Weaver, Senior Vice President, Administrative Services Division; Linda D. Senft, Vice President, Compliance & Security and Timothy S. Wise, Assistant Vice President, Administrative Services Division.

For generations, every life-changing event, through the loss of life, irreplaceable talent or business and economic energy, has created a surreal sense of the unknown. For many of us, the dates December 7th, November 22nd and now September 11th are forever emblazoned in our memories.

As a nation, and as a society, we will survive. The actions of a few last September were the first major attack on continental American soil by foreign agents since 1814 when British troops burned the U. S. Capitol and the White House. Obviously, the United States has regrouped many times since 1814, and Americans today will rise to the challenges ahead.

There is little doubt that the sun rose on a different country on September 12th than it had the day before. We know the future will be vastly different, in business and in other aspects of life, from the recent past. We also learned that America continues to be an amazingly tough and resilient nation, swinging into action, standing united and closing ranks behind its elected leaders.

During the course of the past year, particularly after the September tragedy, I was very proud of the actions of the entire staff at PeoplesBank. Their dedication and service to our clients, our community and to each other was never more evident. I want to publicly thank the staff for their leadership, compassion and initiative as we returned to some sense of normalcy in our daily lives.

It is through your confidence in Codorus Valley Bancorp, Inc. that we are able to continue our mission of providing long-term shareholder value. We sincerely appreciate your support of, and loyalty to, Codorus Valley Bancorp, Inc.

Very truly yours,

Larry J. Miller
President and
Chief Executive Officer

Selected Financial Data

	2001	2000	1999	1998	1997
Summary of operations *[in thousands]*					
Total interest income	**$22,602**	$21,904	$20,314	$19,978	$19,513
Total interest expense	**10,871**	11,064	9,534	9,265	9,096
Net interest income	**11,731**	10,840	10,780	10,713	10,417
Provision for loan losses	**143**	119	225	375	275
Noninterest income	**2,496**	2,164	2,110	1,779	1,220
Noninterest expense	**10,298**	9,124	8,927	8,393	7,722
Income before income taxes	**3,786**	3,761	3,738	3,724	3,640
Provision for income taxes	**932**	1,054	1,074	1,188	1,161
Net income	**$ 2,854**	$ 2,707	$ 2,664	$ 2,536	$ 2,479
Ratios *[in percentages]*					
Return on average stockholders' equity	**10.0%**	10.3%	10.2%	10.0%	10.4%
Return on average assets	**0.91**	0.94	0.95	0.98	1.00
Tier I risk-based capital	**10.9**	11.3	11.2	12.4	12.4
Total risk-based capital	**11.6**	12.1	12.1	13.3	13.5
Average stockholders' equity to average assets	**9.1**	9.1	9.3	9.8	9.7
Per common share *[adjusted for stock dividends]*					
Net income, basic and diluted	**$ 1.11**	$ 1.07	$ 1.04	$ 0.98	$0.96
Cash dividends paid	**$ 0.47**	$ 0.43	$ 0.38	$ 0.35	$0.31
Stock dividend paid	**5%**	5%	5%	5%	5%
Stock split effected as stock dividend paid	**---**	---	---	100%	---
Book value	**$11.45**	$10.69	$10.10	$10.10	$9.48
Dividend payout ratio	**42.1%**	40.7%	38.0%	36.4%	33.7%
Weighted-average shares outstanding	**2,563,088**	2,539,633	2,562,970	2,577,774	2,577,774
Summary of financial condition at year-end *[in thousands]*					
Securities, available for sale	**$ 38,362**	$ 40,572	$ 46,268	$ 56,225	$ 40,303
Securities, held to maturity	**9,358**	9,360	9,361	0	0
Loans, held for sale	**12,349**	0	0	0	0
Loans	**225,785**	217,926	207,318	189,111	191,342
Assets	**330,455**	295,092	291,156	273,082	255,058
Deposits	**276,945**	247,414	238,458	241,913	226,263
Borrowings	**19,573**	19,034	25,999	3,805	2,802
Equity	**29,368**	27,391	25,372	26,058	24,425
Other Data					
Number of bank offices	**10**	8	8	8	8
Number of employees (full-time equivalent)	**152**	136	131	130	140
Trust and investment services					
Assets under management (market value)	**$78,203**	$79,850	$76,838	$70,825	$59,863
Fee Income	$678	$670	$542	$549	$441

Consolidated Statements of Financial Condition

[dollars in thousands]	December 31, 2001	2000
Assets		
Interest bearing deposits with banks	**$ 388**	$ 283
Cash and due from banks	**9,722**	7,485
Federal funds sold	**14,925**	1,969
Total cash and cash equivalents	**25,035**	9,737
Securities, available for sale	**38,362**	40,572
Securities, held to maturity (fair value $9,216 for 2001 and $8,719 for 2000)	**9,358**	9,360
Loans, held for sale	**12,349**	0
Loans (net of deferred fees of $691 in 2001 and $626 in 2000)	**225,785**	217,926
Less-allowance for loan losses	**(1,898)**	(1,967)
Net loans	**223,887**	215,959
Premises and equipment	**9,449**	8,998
Other assets	**12,015**	10,466
Total assets	**$330,455**	$295,092
Liabilities		
Deposits:		
Noninterest-bearing	**$ 26,093**	$ 26,670
Interest-bearing	**250,852**	220,744
Total deposits	**276,945**	247,414
Long-term debt	**19,573**	19,034
Other liabilities	**4,569**	1,253
Total liabilities	**301,087**	267,701
Stockholders' equity		
Series preferred stock, par value $2.50 per share; 1,000,000 shares authorized; 0 shares issued and outstanding	**0**	0
Common stock, par value $2.50 per share; 10,000,000 shares authorized; 2,564,261 shares issued for 2001 and 2,454,923 for 2000	**6,411**	6,137
Additional paid-in capital	**14,004**	12,447
Retained earnings	**8,526**	8,844
Accumulated other comprehensive income	**427**	126
Less-treasury stock, 14,500 shares for 2000	**0**	(163)
Total stockholders' equity	**29,368**	27,391
Total liabilities and stockholders' equity	**$330,455**	$295,092

See accompanying notes.

Consolidated Statements of Income

[dollars in thousands, except per share data]	2001	2000	1999
	Years ended December 31,		
Interest income			
Loans, including fees	**$19,013**	$18,342	$17,212
Investment securities:			
Taxable	**2,348**	2,683	2,521
Tax exempt	**546**	473	361
Dividends	**120**	227	116
Other	**575**	179	104
Total interest income	**22,602**	21,904	20,314
Interest expense			
Deposits	**9,704**	9,762	8,936
Federal funds purchased and other short-term borrowings	**7**	607	194
Long-term debt	**1,160**	695	404
Total interest expense	**10,871**	11,064	9,534
Net interest income	**11,731**	10,840	10,780
Provision for loan losses	**143**	119	225
Net interest income after provision for loan losses	**11,588**	10,721	10,555
Noninterest income			
Trust and investment services fees	**678**	670	542
Service charges on deposit accounts	**705**	662	573
Income from bank owned life insurance	**294**	272	274
Other income	**660**	531	416
Gain on sale of securities	**0**	29	305
Gain on sale of mortgages	**159**	0	0
Total noninterest income	**2,496**	2,164	2,110
Noninterest expense			
Salaries and benefits	**5,281**	4,824	4,637
Occupancy of premises, net	**832**	624	666
Furniture and equipment	**1,083**	1,035	962
Postage, stationery, and supplies	**395**	340	360
Professional and legal	**306**	191	282
Marketing and advertising	**414**	369	370
Foreclosed real estate, net	**239**	139	119
Other	**1,748**	1,602	1,531
Total noninterest expense	**10,298**	9,124	8,927
Income before income taxes	**3,786**	3,761	3,738
Provision for income taxes	**932**	1,054	1,074
Net income	**$ 2,854**	$ 2,707	$ 2,664
Net income per share, basic and diluted	**$1.11**	$1.07	$1.04

See accompanying notes.

Consolidated Statements of Cash Flows

[dollars in thousands]	2001	2000	1999
	Years ended December 31,		
Cash flows from operating activities			
Net income	**$ 2,854**	$ 2,707	$ 2,664
Adjustments to reconcile net income to cash provided by operations:			
Depreciation	**945**	908	844
Provision for loan losses	**143**	119	225
Provision for losses on foreclosed real estate	**62**	56	39
Increase in cash surrender value of life insurance investment	**(294)**	(272)	(274)
Originations of held-for-sale mortgages	**(21,510)**	0	0
Proceeds from sales of held-for-sale mortgages	**9,320**	0	0
Gain on sales of held-for-sale mortgages	**(218)**	0	0
Unrealized loss on held-for-sale mortgages	**59**	0	0
Gain on sales of securities	**0**	(29)	(305)
Gain on sales of foreclosed real estate	**(89)**	(71)	(3)
(Increase) decrease in accrued interest receivable	**176**	(164)	(29)
(Increase) decrease in other assets	**(183)**	143	(90)
Decrease in accrued interest payable	**(101)**	(59)	(39)
Increase (decrease) in other liabilities	**322**	(15)	173
Other, net	**186**	(139)	11
Net cash provided by (used in) operating activities	**(8,328)**	3,184	3,216
Cash flows from investing activities			
Securities, available for sale:			
Purchases	**(14,606)**	(10,059)	(15,852)
Maturities and calls	**17,255**	15,789	17,120
Sales	**0**	983	7,368
Purchase of securities, held to maturity	**0**	0	(9,361)
Net increase in loans made to customers	**(9,285)**	(12,425)	(18,423)
Purchases of premises and equipment	**(746)**	(398)	(1,062)
Proceeds from sales of foreclosed real estate	**2,765**	816	725
Net cash used in investing activities	**(4,617)**	(5,294)	(19,485)
Cash flows from financing activities			
Net increase (decrease) in demand and savings deposits	**11,675**	12,327	(1,956)
Net increase (decrease) in time deposits	**17,856**	(3,371)	(1,499)
Net increase (decrease) in short-term borrowings	**0**	(15,657)	14,423
Proceeds from issuance of long-term debt	**2,000**	9,000	8,025
Repayment of long-term debt	**(2,110)**	(308)	(254)
Dividends paid	**(1,201)**	(1,102)	(1,011)
Issuance of common stock	**27**	0	0
Purchases of treasury stock	**0**	(231)	(1,352)
Cash paid in lieu of fractional shares	**(4)**	(4)	(6)
Net cash provided by financing activities	**28,243**	654	16,370
Net increase (decrease) in cash and cash equivalents	**15,298**	(1,456)	101
Cash and cash equivalents at beginning of year	**9,737**	11,193	11,092
Cash and cash equivalents at end of year	**$25,035**	$ 9,737	$11,193
Supplemental disclosures			
Interest paid on deposits and borrowed funds	**$10,972**	$11,168	$9,503
Income taxes paid	**$1,099**	$1,032	$1,032

See accompanying notes.

Consolidated Statements of Changes in Stockholders' Equity

[dollars in thousands]	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, December 31,1998	$5,760	$10,279	$9,561	$458	$ -	$26,058
Comprehensive income:						
Net income			2,664			2,664
Other comprehensive income, net of tax:						
Unrealized losses on securities of $780, net of reclassification adjustment for gains included in net income of $201				(981)		(981)
Total comprehensive income						1,683
Cash dividends ($.38 per share)			(1,011)			(1,011)
5% stock dividend - 114,718 shares at fair value	259	1,699	(2,164)		200	(6)
Purchase of treasury stock (75,422 shares)					(1,352)	(1,352)
Balance, December 31, 1999	6,019	11,978	9,050	(523)	(1,152)	25,372
Comprehensive income:						
Net income			2,707			2,707
Other comprehensive income, net of tax:						
Unrealized gains on securities of $668 net of reclassification adjustment for gains included in net income of $19				649		649
Total comprehensive income						3,356
Cash dividends ($.43 per share)			(1,102)			(1,102)
5% stock dividend - 116,640 shares at fair value	118	469	(1,811)		1,220	(4)
Purchase of treasury stock (19,400 shares)					(231)	(231)
Balance, December 31, 2000	6,137	12,447	8,844	126	(163)	27,391
Comprehensive income:						
Net income			2,854			2,854
Other comprehensive income, net of tax:						
Unrealized gains on securities				301		301
Total comprehensive income						3,155
Cash dividends ($.47 per share)			(1,201)			(1,201)
5% stock dividend - 121,738 shares at fair value	268	1,535	(1,970)		163	(4)
Issuance of common stock under stock option plan	6	22	(1)			27
Balance, December 31, 2001	$6,411	$14,004	$8,526	$427	$ -	$29,368

See accompanying notes.

NOTE 1—*Summary of Significant Accounting Policies*

Nature of Operation and Basis of Presentation

Codorus Valley Bancorp, Inc. (Corporation or Codorus Valley) is a one-bank holding company headquartered in York, Pennsylvania that provides a full range of banking services through its subsidiary, PeoplesBank, A Codorus Valley Company (PeoplesBank). PeoplesBank operates two wholly owned subsidiaries, SYC Insurance Services, Inc., which is used to sell investment products through a third-party marketing arrangement and SYC Settlement Services, Inc., which provides real estate settlement services. PeoplesBank operates under a state charter subject to regulation by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation.

The consolidated financial statements include the accounts of Codorus Valley and its wholly owned bank subsidiary, PeoplesBank, and its wholly owned nonbank subsidiary, SYC Realty Company, Inc. All significant intercompany account balances and transactions have been eliminated in consolidation. The accounting and reporting policies of Codorus Valley and subsidiaries conform to accounting principles generally accepted in the United States of America and have been followed on a consistent basis.

Securities

The classification of securities is determined at the time of acquisition and is reevaluated at each reporting date. Securities classified as available for sale are debt securities that the Corporation intends to hold for an indefinite period of time, but not necessarily to maturity, and all equity securities. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in maturity mix of assets and liabilities, liquidity needs, regulatory considerations and other similar factors. Securities available for sale are carried at fair value, with unrealized gains and losses, net of taxes, reported as a component of accumulated other comprehensive income in stockholders' equity. Premiums and discounts are recognized in interest income using the interest method over the estimated life of the securities. Realized gains and losses from the sale of available-for-sale securities are computed on the basis of specific identification of the adjusted cost of each security, and are shown net as a separate line item in the statement of income.

Securities classified as held to maturity are those debt securities that the Corporation has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over the estimated life of the securities.

Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of any deferred fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are generally deferred and recognized as adjustments of interest rate yields, by being amortized to interest income over the terms of the related loans. When circumstances indicate that collection of a loan is doubtful, the accrual of interest income is discontinued, and unpaid interest on the loan is reversed and charged against current income. Loans are returned to accrual status when management determines that circumstances have improved to the extent that both principal and interest are deemed collectible. In those cases where collection of principal is in doubt, additions are made to the allowance for loan losses.

Loans Held for Sale

Loans held for sale are reported at the lower of cost or fair value, which was determined in the aggregate. The amount by which cost exceeds fair value, if any, is accounted for as a valuation allowance and is charged to expense in the period of the change.

Mortgage Servicing Rights

An asset is recognized for mortgage servicing rights acquired through purchase or origination. Amounts capitalized are amortized in proportion to, and over the period of, estimated net servicing income. If mortgage loans are sold or securitized with servicing retained, the total cost of the mortgage loans is allocated to loans and the servicing rights based on their relative fair values. Loans serviced for others were $12,005,000 at December 31, 2001, and $11,733,000 at December 31, 2000. Related servicing rights were $83,000 at December 31, 2001, and $67,000 at December 31, 2000.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on current economic conditions, prior loss experience, adequacy of collateral, risk characteristics of the loan portfolio and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows

NOTE 1—*Summary of Significant Accounting Policies* *(cont'd)*

expected to be received on impaired loans. A loan is considered impaired when, based on current information and events, it is probable that PeoplesBank will be unable to collect all amounts due according to contractual terms of the loan agreement. An insignificant delay or shortfall in the amount of payments would not cause a loan to be rendered impaired. Impairment is measured on an individual loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans may be collectively evaluated for impairment. Income on impaired loans is recognized under the same policy as disclosed under Loans.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation expense is calculated principally on the straight-line method over the assets estimated useful lives. Estimated useful lives are ten to forty years for buildings and improvements, and three to ten years for furniture and equipment. Maintenance and repairs are charged to expense as incurred. The cost of significant improvements to existing assets is capitalized. When facilities are retired or otherwise disposed of, the cost is removed from the asset accounts and any gain or loss is reflected in the statement of income.

Foreclosed Real Estate

Foreclosed real estate, included in other assets, is comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure. Foreclosed real estate is initially recorded at fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are reviewed quarterly by management and the asset is carried at the lower of cost or fair value minus estimated costs to sell. If the fair value of the asset minus the estimated costs to sell the asset is less than the cost of the asset, the deficiency is immediately recognized as a valuation allowance. If, however, the fair value minus the costs to sell the asset subsequently increases above the asset's cost, the valuation allowance is reduced, but not below zero. Costs related to the improvement of foreclosed real estate are generally capitalized until the real estate reaches a saleable condition. Revenue and expense from operations and changes in the valuation allowance are included in expense. When a foreclosed real estate asset is ultimately sold, any gain or loss on the sale is included in the income statement as a component of foreclosed real estate expense.

Investment in Real Estate Partnership

PeoplesBank is a 99.99 percent limited partner in a real estate joint venture that will rehabilitate and operate seven buildings in downtown York (Pennsylvania) as part of a revitalization initiative. The YMCA of York holds the remaining partnership interest. The buildings will mainly provide low-income housing to qualified families and, to a lesser degree, space for commercial purposes. The investment and related tax credits are accounted for under the effective yield method of accounting whereby tax credits are recognized as they are allocated and the cost of the investment is amortized to provide a constant yield over the period that tax credits are allocated. At December 31, 2001, the investment commitment of $2,982,000 was recorded in other assets and other liabilities.

Trust and Investment Services Assets

Assets held by PeoplesBank in a fiduciary or agency capacity for its customers are not included in the consolidated financial statements since such items are not assets of PeoplesBank.

Advertising

The Corporation follows the policy of charging advertising expenditures to expense as incurred.

Income Taxes

Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted through the provision for income taxes for the effects of changes in tax laws and rates on the date of enactment.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 1—*Summary of Significant Accounting Policies* *(cont'd)*

Per Share Data

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued as well as any adjustments to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options and are determined using the treasury stock method. Stock options were nondilutive for the reportable periods. All per share amounts have been adjusted for the five percent stock dividend paid in June 2001.

Stock-Based Compensation

Stock options issued under shareholder approved employee and director stock option plans are accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Stock options are granted at exercise prices not less than the fair value of the common stock on the date of grant. Under APB 25, no compensation expense is recognized related to these plans. The pro forma impact on net income and earnings per share that would occur if compensation expense were recognized based on the estimated fair value of the options on the date of the grant is disclosed in the notes to the consolidated financial statements.

Cash Flow Information

For purposes of the statements of cash flows, the Corporation considers interest bearing deposits with banks, cash and due from banks and federal funds sold to be cash and cash equivalents.

Noncash items for the year ended December 31, 2001, included a real estate partnership investment commitment for $2,982,000, an asset acquired under a capital lease for $649,000, and the transfer of loans to foreclosed real estate for $1,346,000. Noncash items for years ended December 31, 2000 and 1999 consisted of the transfer of loans to foreclosed real estate for $1,795,000 and $305,000, respectively.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Corporation has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. These financial instruments are recorded on the balance sheet when they become payable by the borrower to the Corporation.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. The components of other comprehensive income and related tax effects are presented in the following table:

	Years ended December 31,		
[dollars in thousands]	**2001**	2000	1999
Unrealized holding gains(losses) arising during the year	**$458**	$1,012	$(1,181)
Reclassification adjustment for gains included in net income	**-**	(29)	(305)
Net unrealized gains(losses)	**458**	983	(1,486)
Tax effect	**(157)**	(334)	505
Net of tax amount	**$301**	$ 649	$ (981)

Segment Reporting

Management has determined that it operates in only one segment, community banking. The Corporation's nonbanking activities are insignificant.

Treasury Stock

The acquisition of treasury stock is recorded under the cost method. The subsequent disposition or sale of the treasury stock is recorded using the average cost method.

Reclassifications

Certain amounts in the 2000 and 1999 financial statements have been reclassified to conform to the 2001 presentation format. These reclassifications had no impact on the Corporation's net income.

NOTE 1—*Summary of Significant Accounting Policies* *(cont'd)*

Recently issued FASB Statements

In August of 2001, the Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment of or Disposal of Long-Lived Assets." This Statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions for the Disposal of a Segment of a Business." This Statement also amends ARB No. 51,"Consolidated Financial Statements." The provisions of Statement No. 144 became effective for the Corporation on January 1, 2002.

In July of 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets."

Statement No. 141 requires that all business combinations be accounted for using the purchase method of accounting; use of the pooling-of-interests method is prohibited. In addition, this Statement requires that the negative goodwill that exists after the basis of certain acquired assets is reduced to zero be recognized as an extraordinary gain. The provisions of this Statement apply to all business combinations initiated after June 30, 2001.

Statement No. 142 prescribes that goodwill associated with a business combination and intangible assets with an indefinite useful life should not be amortized but should be tested for impairment at least annually. The Statement requires that intangibles that are separable from goodwill and that have a determinable useful life be amortized over that period. The provisions of this Statement became effective in January 2002 and required that goodwill and other intangible assets arising from acquisitions completed before July 1, 2001 be accounted for in accordance with this Statement.

In June of 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement is effective for the Corporation on January 1, 2003.

The adoption of these statements did not have or is not expected to have a significant effect on the Corporation's financial position or results of operations.

NOTE 2—*Restrictions on Cash and Due from Banks*

Cash balances reserved to meet regulatory requirements of the Federal Reserve Board and balances maintained at other banks for compensating balance requirements amounted to $3,740,000 on December 31, 2001 and $3,034,000 on December 31, 2000.

NOTE 3—*Securities Available for Sale and Held to Maturity*

A summary of available-for-sale and held-to-maturity securities at December 31, follows:

[dollars in thousands]	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2001				
Available-for-sale:				
Debt securities				
U.S. agencies	$14,114	$368	$ (2)	$14,480
States and municipals	10,871	238	(39)	11,070
Mortgage-backed securities	11,788	71	(13)	11,846
Total debt securities	36,773	677	(54)	37,396
Equity securities	941	25	0	966
Total available-for-sale	$37,714	$702	$ (54)	$38,362
Held-to-maturity:				
Debt securities-corporate trust preferred	$ 9,358	$ 68	$(210)	$ 9,216
Total held-to-maturity	$ 9,358	$ 68	$(210)	$ 9,216
2000				
Available-for-sale:				
Debt securities				
U.S. agencies	$19,642	$120	$(104)	$19,658
States and municipals	11,076	264	(46)	11,294
Mortgage-backed securities	6,413	3	(47)	6,369
Total debt securities	37,131	387	(197)	37,321
Equity securities	3,251	0	0	3,251
Total available-for-sale	$40,382	$387	$(197)	$40,572
Held-to-maturity:				
Debt securities-corporate trust preferred	$ 9,360	$ 0	$(641)	$ 8,719
Total held-to-maturity	$ 9,360	$ 0	$(641)	$ 8,719

Equity securities at December 31, 2001 include $926,000 of Federal Home Loan Bank and Atlantic Central Banker's Bank common stock, which are held at cost. The comparable amount at December 31, 2000, was $3,237,000. The amortized cost and estimated fair value of debt securities at December 31, 2001, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities if call options on selected debt issues are exercised in the future. Mortgage-backed securities are included in the maturity categories based on average expected life.

	December 31, 2001	
[dollars in thousands]	Amortized Cost	Fair Value
Available-for-sale:		
Due in one year or less	$10,235	$10,400
Due after one year through five years	18,343	18,696
Due after five years through ten years	4,756	4,791
Due after ten years	3,439	3,509
Total debt securities available for sale	$36,773	$37,396
Held-to-maturity:		
Due after ten years	$ 9,358	$ 9,216

Gross gains realized from the sale of available-for-sale securities were $0, $29,000 and $305,000, for 2001, 2000 and 1999, respectively. Securities with a carrying value of $16,764,000 and $18,595,000 on December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for certain other purposes.

NOTE 4—*Loans*

The composition of the loan portfolio at December 31, was as follows:

[dollars in thousands]	2001	2000
Commercial, industrial and agricultural	**$152,112**	$140,388
Real estate-construction and land development	**21,889**	19,365
Total commercial related loans	**174,001**	159,753
Real estate-residential mortgages	**24,799**	30,831
Installment	**26,985**	27,342
Total consumer related loans	**51,784**	58,173
Total loans	**$225,785**	$217,926

Concentrations of credit risk arise when a number of customers are engaged in similar business activities in the same geographic region, or have similar economic features that could cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. Most of the Corporation's business is with customers in York County, Pennsylvania and northern Maryland. Although this may pose a concentration risk geographically, we believe the diverse local economy and detailed knowledge about the customer base minimizes this risk. At year-end 2001, the total loan portfolio included one industry concentration that exceeded 10 percent. The commercial leasing industry accounted for $47.3 million or 21 percent of the total loan portfolio. Loans to borrowers within this industry are usually collateralized by real estate.

The aggregate amount of loans to directors, executive officers, principal shareholders and any associates of such persons were $3,151,000 at December 31, 2001, and $2,372,000 at December 31, 2000. During 2001, total loan additions, as adjusted, amounted to $3,846,000 and total payments collected, as adjusted, amounted to $3,067,000. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and does not involve more than normal risk of collection. As of year-end 2001, all loans to this group were current and performing in accordance with original contractual terms.

NOTE 5—*Impaired and Past Due Loans*

Impaired and past due loans at December 31, were as follows:

[dollars in thousands]	2001	2000	1999
Impaired loans	**$2,199**	$2,006	$1,892
Accruing loans that are contractually past due 90 days or more as to principal or interest	**164**	346	13
Amount of impaired loans that have a related allowance	**2,199**	2,006	1,892
Allowance for impaired loans	**734**	376	500
Average investment in impaired loans	**2,650**	2,528	2,093
Interest income recognized on impaired loans	**6**	37	49

NOTE 6—*Analysis of Allowance for Loan Losses*

Changes in the allowance for loan losses for each of the three years ended December 31, were as follows:

[dollars in thousands]	2001	2000	1999
Balance-beginning of year	**$1,967**	$2,023	$1,865
Provision charged to operating expense	**143**	119	225
Loans charged off	**(232)**	(238)	(86)
Recoveries	**20**	63	19
Balance-end of year	**$1,898**	$1,967	$2,023

NOTE 7—*Premises and Equipment*

A summary of the premises and equipment accounts at December 31, was as follows:

[dollars in thousands]	2001	2000
Land	**$1,150**	$1,150
Buildings and improvements	**8,220**	8,121
Capitalized leased premises	**649**	0
Equipment	**6,137**	5,544
	16,156	14,815
Less-accumulated depreciation	**(6,707)**	(5,817)
Net premises and equipment	**$9,449**	$8,998

PeoplesBank leases certain banking branches under capital and noncancellable operating leases, which expire on various dates through 2016. The terms include various renewal options and provide for rental increases based upon predetermined factors. Total lease expenses under operating leases amounted to $22,000 in 2001, $17,000 in 2000 and $13,000 in 1999. At December 31, 2001, future minimum lease payments for these leases and a capital lease are payable as follows:

[dollars in thousands]	Capital Lease	Operating Leases
2002	$ 88	$ 29
2003	88	19
2004	88	19
2005	88	20
2006	94	21
Thereafter	898	163
Total future minimum lease payments	1,344	$271
Less-interest	(695)	
Present value of minimum lease payments	$ 649	

NOTE 8—*Deposits*

The composition of deposits at December 31, was as follows:

[dollars in thousands]	2001	2000
Noninterest bearing demand	**$ 26,093**	$ 26,670
NOW	**29,301**	26,313
Money market	**62,148**	51,434
Savings	**13,719**	15,169
Time CDs less than $100,000	**117,724**	108,826
Time CDs $100,000 or more	**27,960**	19,002
Total deposits	**$276,945**	$247,414

At December 31, 2001, the scheduled maturities of time CDs were as follows:

[dollars in thousands]	2001
2002	**$ 87,896**
2003	**27,865**
2004	**16,379**
2005	**9,816**
2006	**3,728**
Total time CDs	**$145,684**

NOTE 9—*Short-term Borrowings and Long-term Debt*

The schedule below provides a summary of short-term borrowings that consist of federal funds purchased and other borrowings. Federal funds purchased from correspondent banks usually mature in one business day. Other short-term borrowings consist of credit available through Federal Home Loan Bank of Pittsburgh (FHLBP). Based on the most recent analysis, total credit available from the FHLBP, for both short and long-term credit needs, was approximately $62 million. As of December 31, 2001, total unused credit with the FHLBP was approximately $45 million. Obligations to the FHLBP are secured by FHLB stock and qualifying collateral, principally the unpledged portion of PeoplesBank's investment securities portfolio and qualifying mortgage loan receivables. The interest rate for short-term borrowings reprices daily based on the federal funds rate or the open repo market depending on the borrowing program.

A summary of aggregate short-term borrowings on December 31, was as follows:

[dollars in thousands]	**2001**	**2000**	**1999**
Amount outstanding at end of year	**$0**	$0	$15,657
Weighted average interest rate at end of year	**0.00%**	0.00%	4.75%
Maximum amount outstanding at any end of month	**$3,000**	$18,100	$15,657
Daily average amount outstanding	**$101**	$9,603	$3,539
Approximate weighted average interest rate for the year	**6.93%**	6.32%	5.48%

A summary of long-term debt on December 31, was as follows:

[dollars in thousands]	**2001**	**2000**
Obligations of PeoplesBank to FHLBP:		
Due 2002, 6.03%	**$ 3,000**	$ 3,000
Due 2004, 5.12%	**1,025**	1,025
Due 2005, 5.36%, convertible quarterly after December 2002	**6,000**	6,000
Due 2007, 6.82%, amortizing	**0**	2,060
Due 2007, 4.69%, amortizing	**2,000**	0
Due 2014, 6.43%, convertible quarterly after July 2009	**5,000**	5,000
Obligation of Codorus Valley Bancorp, Inc.:		
Due 2009, 7.35%, amortizing	**1,899**	1,949
	18,924	19,034
Capital lease obligation	**649**	0
Long-term debt	**$19,573**	$19,034

PeoplesBank's obligations to FHLBP are fixed rate and fixed/floating (convertible) rate instruments. The FHLBP has an option on the convertible borrowings to convert the rate to a floating rate after the expiration of a specified period. The floating rate is based on the LIBOR index plus a spread. If the FHLBP elects to exercise its conversion option, PeoplesBank can repay the converted loan without a prepayment penalty. The obligation of Codorus Valley is secured by a mortgage on the Codorus Valley Corporate Center office building at 105 Leader Heights Road, York, Pennsylvania.

NOTE 10—*Stockholders' Equity*

On April 10, 2001, the board of directors declared a 5 percent common stock dividend payable on or before June 7, 2001, to shareholders of record on April 24, 2001. Payment of the stock dividend resulted in the issuance of 107,238 additional common shares and the reissuance of 14,500 common shares from treasury.

On April 25, 2000, the board of directors declared a 5 percent common stock dividend payable on or before June 23, 2000, to shareholders of record on May 9, 2000. Payment of the stock dividend resulted in the issuance of 47,196 additional common shares and the reissuance of 69,444 common shares from treasury.

In February 1999, the board of directors authorized the purchase, in the open market and privately negotiated transactions, of up to 112,500 shares of its outstanding common stock, or approximately 4.9 percent of the currently outstanding shares. During 2001, the Corporation did not purchase any of its common shares; however, from inception of the stock repurchase plan through December 31, 2000, the Corporation had purchased 94,822 shares of its common stock for approximately $1,584,000. Purchased shares (treasury stock) were reissued to partially satisfy stock dividend payments.

Codorus Valley maintains a Dividend Reinvestment and Stock Purchase Plan (Plan). Shareholders of common stock may participate in the Plan, which allows additional shares of common stock to be purchased with reinvested dividends at prevailing market prices. To the extent that shares are not available in the open market, 147,745 shares of common stock have been reserved for issuance under the Plan of which 147,583 were available for issuance at December 31, 2001. No shares were issued under the Plan for 2001, 2000 and 1999. Open market purchases are usually made by an independent purchasing agent retained to act as agent for Plan participants, and the purchase price to participants will be the actual price paid, excluding brokerage commissions and other expenses which will be paid by the Corporation. The Plan also permits participants to make additional voluntary cash payments toward the purchase of shares of the Corporation's common stock.

NOTE 11—*Regulatory Matters*

The Corporation is subject to restrictions on the payment of dividends to its shareholders pursuant to the Pennsylvania Business Corporation Law of 1988, as amended (BCL). The BCL proscribes dividend payments if the effect would render the Corporation insolvent and result in negative net worth, as defined. Payment of dividends to the Corporation by PeoplesBank is subject to restrictions set forth in the Pennsylvania Banking Code of 1965, as amended.

The Corporation and PeoplesBank are subject to various regulatory capital requirements administered by banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and PeoplesBank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators.

Quantitative measures established by regulators to ensure capital adequacy require the Corporation and PeoplesBank to maintain minimum ratios, as set forth below, to total and Tier I capital as a percentage of risk-weighted assets, and of Tier I capital to average assets (leverage ratio). Management believes that the Corporation was well capitalized and that PeoplesBank was adequately capitalized on December 31, 2001, based on FDIC capital guidelines.

The FDIC's minimum quantitative standards for a well capitalized institution are as follows: Tier I risk-based capital ratio, 6 percent; total risk-based capital ratio, 10 percent; and leverage ratio, 5 percent. The FDIC's minimum quantitative standards for an adequately capitalized institution are as follows: Tier I risk-based capital ratio, 4 percent; total risk-based capital ratio, 8 percent; and leverage ratio, 4 percent. At the state level, the Pennsylvania Department of Banking uses a leverage ratio guideline of 6 percent. The following tables show the Corporation's and PeoplesBank's actual and required ratios and amounts for capital on December 31, 2001 and 2000.

NOTE 11—*Regulatory Matters (cont'd)*

Codorus Valley Bancorp, Inc.	Actual		Adequately Capitalized Minimum		Well Capitalized Minimum	
[dollars in thousands]	Amount	Ratio	Amount	Ratio	Amount	Ratio
at December 31, 2001						
Capital ratios:						
Tier 1 risk-based	$28,932	10.88%	≥ $10,637	≥ 4.0%	≥ $15,956	≥ 6.0%
Total risk-based	30,829	11.59	≥ 21,275	≥ 8.0	≥ 26,593	≥ 10.0
Leverage	28,932	9.27	≥ 12,482	≥ 4.0	≥ 15,603	≥ 5.0
at December 31, 2000						
Capital ratios:						
Tier 1 risk-based	$27,258	11.26%	≥ $ 9,682	≥ 4.0%	≥ $14,523	≥ 6.0%
Total risk-based	29,225	12.07	≥ 19,364	≥ 8.0	≥ 24,205	≥ 10.0
Leverage	27,258	9.41	≥ 11,584	≥ 4.0	≥ 14,481	≥ 5.0

PeoplesBank	Actual		Adequately Capitalized Minimum		Well Capitalized Minimum	
[dollars in thousands]	Amount	Ratio	Amount	Ratio	Amount	Ratio
at December 31, 2001						
Capital ratios:						
Tier 1 risk-based	$23,919	9.23%	≥ $10,369	≥ 4.0%	≥ $15,554	≥ 6.0%
Total risk-based	25,816	9.96	≥ 20,738	≥ 8.0	≥ 25,923	≥ 10.0
Leverage	23,919	7.86	≥ 12,207	≥ 4.0	≥ 15,259	≥ 5.0
at December 31, 2000						
Capital ratios:						
Tier 1 risk-based	$22,277	9.47%	≥ $ 9,408	≥ 4.0%	≥ $14,111	≥ 6.0%
Total risk-based	24,244	10.31	≥ 18,815	≥ 8.0	≥ 23,519	≥ 10.0
Leverage	22,277	7.88	≥ 11,307	≥ 4.0	≥ 14,134	≥ 5.0

NOTE 12—*Benefit Plans*

Defined Contribution Plan

The Corporation maintains a 401(k) savings and investment plan, covering substantially all employees. Under the plan, employees can contribute a percentage of their gross salary. In 2001, 2000, and 1999, the Corporation matched 50 percent of the first 6 percent of an employee's contribution. The Corporation's expense for the 401(k) savings and investment plan was $77,000 for 2001, $67,000 for 2000, and $57,000 for 1999.

Supplemental Benefit Plans

In 1998, PeoplesBank instituted supplemental retirement plans for selected executives and supplemental life insurance for executive officers and directors. The supplemental life insurance plans replaced other insurance coverage. The expense associated with these plans was approximately $118,000 for 2001, $109,000 for 2000, and $98,000 for 1999. The accrued liability was $352,000 at December 31, 2001, and $234,000 at December 31, 2000. Investment in bank owned life insurance policies was used to finance the supplemental benefit plans, and provide a tax-exempt return to PeoplesBank. The cash surrender value of insurance policies was approximately $6,017,000 at December 31, 2001, and $5,728,000 at December 31, 2000.

Employee Stock Bonus Plan

In 2001, the Corporation implemented an Employee Stock Bonus Plan, administered by nonemployee members of the Corporation's board of directors, under which the Corporation may issue shares of its common stock to employees as performance based compensation. As of December 31, 2001, 10,000 shares of common stock were reserved for possible issuance under this plan, subject to future adjustment in the event of specified changes in the Corporation's capital structure. No shares of stock have been issued under the Employee Stock Bonus Plan as of December 31, 2001.

NOTE 13—*Stock Option Plans*

The Corporation maintains three stock option plans as follows: a 2000 Stock Incentive Plan (2000 Plan), a 1998 Independent Directors Stock Option Plan (1998 Plan) and a 1996 Stock Incentive Plan (1996 Plan).

Shares reserved for issuance were 105,000 for the 2000 Plan, 115,763 for the 1998 Plan and 83,457 for the 1996 Plan at December 31, 2001. The number of shares reserved for future issuance under each plan are subject to adjustment in the event of specified changes in the Corporation's capital structure. Generally, options awarded under these plans to date have been granted with an exercise price equal to the fair value of the stock on the grant date, vest in six months and expire in ten years.

The 2000 Plan also allows for the granting of stock appreciation rights and restricted stock, none of which have been granted to date at December 31, 2001.

A summary of stock options from all Plans, adjusted for stock dividends, is presented in the following table:

	Years ended December 31,					
	2001		2000		1999	
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
Outstanding at beginning of year	**154,937**	**$15.75**	138,137	$16.28	108,387	$16.27
Granted	**31,000**	**14.70**	16,800	11.43	29,750	16.30
Exercised	**(2,100)**	**11.43**	-	-	-	-
Forfeited/Cancelled	**(10,554)**	**17.53**	-	-	-	-
Outstanding at end of year	**173,283**	**$15.51**	154,937	$15.79	138,137	$16.28

Exercise prices for options outstanding are presented in the following table:

	As of December 31, 2001				
	Options Outstanding	Weighted Avg. Exercise Price	Weighted Avg. Contractual Life	Options Exercisable	Weighted Avg. Exercise Price
Options with exercise prices ranging from $9.50 to $11.50	30,012	$11.32	6.6 years	30,012	$11.32
Options with exercise prices ranging from $11.51 to $17.50	110,854	15.61	7.6 years	73,033	15.77
Options with exercise prices ranging from $17.51 to $20.00	32,417	19.05	6.5 years	32,417	19.05
Total options outstanding with exercise prices ranging from $9.50 to $20.00	173,283	$15.51	7.2 years	135,462	$15.57

The grant-date fair value of options granted, adjusted for stock dividends, was $6.77 for 2001, $3.05 for 2000 and $3.00 for 1999. These values were calculated using the Black-Scholes option valuation model. The following significant assumptions were used:

	2001	2000	1999
Expected life (in years)	**6.21**	5.25	5.48
Risk free interest rate	**4.88%**	5.75%	5.5%
Expected volatility	**59.1%**	27.1%	13.0%
Expected dividend yield	**3.2%**	2.6%	2.2%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require input of highly subjective assumptions including the expected stock price volatility. The Corporation's employee stock options have characteristics different from those of traded options, and changes in subjective input assumptions can materially affect the fair value estimate. Therefore, in management's opinion, the existing models do not necessarily provide a reliable single measure of fair value of its employee stock options.

NOTE 13—*Stock Option Plans* *(cont'd)*

In accordance with Financial Accounting Standard No.123, the Corporation has elected to disclose the pro forma information regarding net income and net income per share as if the stock options had been accounted for under the recognition provisions of the Statement. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Pro forma amounts are indicated below:

	Year ended December 31,		
[dollars in thousands]	**2001**	**2000**	**1999**
Net income:			
As reported	**$2,854**	$2,707	$2,664
Pro forma	**2,739**	2,608	2,532
Reported basic and diluted earnings per share	**$ 1.11**	$ 1.07	$ 1.04
Pro forma basic and diluted earnings per share	**$ 1.07**	$ 1.03	$ 0.99

NOTE 14—*Income Taxes*

Significant components of the Corporation's deferred tax assets and liabilities at December 31, were as follows:

[dollars in thousands]	**2001**	**2000**
Deferred tax assets:		
Allowance for loan losses	**$481**	$504
Deferred compensation	**120**	80
Total deferred tax assets	**601**	584
Deferred tax liabilities:		
Deferred loan fees	**75**	60
Depreciation	**290**	298
Net unrealized gains on available-for-sale securities	**222**	65
Other, net	**96**	94
Total deferred tax liabilities	**683**	517
Net deferred tax asset (liability)	**$(82)**	$ 67

Analysis of federal income taxes reflected in the income statements was as follows:

[dollars in thousands]	**2001**	**2000**	**1999**
Current tax provision	**$940**	$1,075	$1,062
Deferred tax provision	**(8)**	(21)	12
Total tax provision	**$932**	$1,054	$1,074

The reasons for the difference between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before income taxes were as follows:

[dollars in thousands]	**2001**	**2000**	**1999**
Income before income taxes	**$3,786**	$3,761	$3,738
Computed tax at 34%	**$1,287**	$1,279	$1,271
Increase (reduction) in taxes resulting from:			
Tax-exempt interest income	**(190)**	(165)	(128)
Interest expense disallowance	**27**	26	18
Tax-exempt income from bank owned life insurance	**(100)**	(92)	(93)
Tax credits	**(99)**	-	-
Other, net	**7**	6	6
Provision for income taxes	**$ 932**	$1,054	$1,074

The provision for income taxes includes $0, $10,000 and $104,000 of applicable income tax expense related to net investment security gains in 2001, 2000 and 1999, respectively.

NOTE 15—*Financial Instruments with Off-Balance Sheet Risk*

In the normal course of business the Corporation is a party to various financial transactions that are not funded as of the balance sheet date. Off-balance sheet financial instruments, which enable bank customers to meet their financing needs, are comprised mainly of commitments to extend credit and standby letters of credit. Standby letters of credit commit PeoplesBank to make payments on behalf of customers when certain specified future events occur.

To varying degrees, these instruments contain elements of credit and market risk similar to those involved in extending loans to customers. To manage these risks the Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Normally, commitments to extend credit and letters of credit have fixed expiration dates or termination clauses, are at specific rates and are for specific purposes. Many of the commitments are expected to expire without being drawn upon, therefore, the total commitment amounts do not necessarily represent future cash requirements.

The following is a summary of outstanding commitments:

[dollars in thousands]	December 31, 2001	December 31, 2000
Commitments to grant loans		
Fixed rate	**$12,082**	$2,351
Variable rate	**6,522**	5,761
Unfunded commitments of existing loans		
Fixed rate	**9,914**	13,585
Variable rate	**25,916**	19,242
Standby letters of credit	**3,504**	2,363

NOTE 16—*Contingent Liabilities*

During the second quarter of 2001, the management of PeoplesBank became aware of a potential loss stemming from its merchant credit card business. Some individuals who transacted business with a former PeoplesBank merchant customer are seeking refunds claiming that service was not rendered. The merchant did not have sufficient funds to cover reimbursement requests, and PeoplesBank terminated the merchant's credit card account relationship. Losses of approximately $41,000 were included in other expense for 2001, which represents refunds in excess of funds available in the merchant's account. We cannot estimate the additional potential loss associated with this merchant credit card account at this time. Management has engaged legal counsel to determine the extent of its liability and to assist it with developing and pursuing legal remedies.

NOTE 17—*Fair Value of Financial Instruments*

FASB Statement No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value of expected future cash flows or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The methods and assumptions below were used by the Corporation in estimating its fair value disclosures for financial instruments.

Cash and equivalents - The carrying amounts reported in the balance sheet for cash and equivalents approximate their fair value at the reporting date.

Investment securities - Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable - For variable-rate and adjustable-rate loans that reprice frequently and show no significant change in credit risk, fair values were based on carrying values. For fixed-rate loans, fair values were estimated using discounted cash flow analysis using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Mortgage servicing rights - The fair value of mortgage servicing rights is based on observable market prices when available or the present value of expected future cash flows when not available.

NOTE 17—*Fair Value of Financial Instruments* (cont'd)

Accrued interest receivable and payable - The carrying amounts of accrued interest receivable and payable approximate their fair values.

Demand and savings deposits - The carrying amounts of demand and savings deposits approximate their fair values.

Time deposits - The carrying value of time certificates of deposit (CDs) less than $100,000 with an original term of six months or less and variable rate CDs of less than $100,000 is assumed to approximate market value. The fair value of all other CDs is estimated by discounting the future cash flows, using rates offered for deposits of similar remaining maturities at the reporting date.

Long-term debt - The fair value of long-term debt is estimated by discounting the future cash flows, using rates available for debt of similar remaining maturities at the reporting date.

Off-balance sheet instruments - The fair value of off-balance sheet instruments, such as commitments to extend credit and standby letters of credit, are based on fees currently charged to enter into similar agreements. These amounts were not considered material at December 31, 2001 and 2000.

An analysis of financial instruments was as follows:

	December 31, 2001		December 31, 2000	
[dollars in thousands]	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and equivalents	**$ 25,035**	**$ 25,035**	$ 9,737	$ 9,737
Securities, available for sale	**38,362**	**38,362**	40,572	40,572
Securities, held to maturity	**9,358**	**9,216**	9,360	8,719
Loans, held for sale	**12,349**	**12,349**	0	0
Loans, net of allowance	**223,887**	**222,998**	215,959	216,538
Mortgage servicing rights	**83**	**83**	67	67
Accrued interest receivable	**1,605**	**1,605**	1,781	1,781
Financial liabilities:				
Demand and savings deposits	**$131,261**	**$131,261**	$119,586	$119,586
Time deposits	**145,684**	**151,127**	127,828	128,917
Long-term debt	**19,573**	**20,143**	19,034	18,919
Accrued interest payable	**596**	**596**	697	697

Note 18—*Condensed Financial Information-Parent Company Only*

Condensed Statements of Financial Condition

[dollars in thousands]	December 31, 2001	2000
Assets		
Cash and due from banks	**$ 82**	$ 75
Securities, available for sale	**40**	14
Securities, held to maturity (market value $4,098 for 2001 and $4,007 for 2000)	**4,291**	4,290
Investment in subsidiaries	**24,340**	22,412
Premises and equipment	**4,525**	4,646
Other assets	**165**	128
Total assets	**$33,443**	$31,565
Liabilities		
Long-term debt	**$ 1,899**	$ 1,949
Long-term debt with subsidiary, PeoplesBank	**2,149**	2,199
Other liabilities	**27**	26
Total liabilities	**4,075**	4,174
Stockholders' equity		
Series preferred stock	**0**	0
Common stock	**6,411**	6,137
Additional paid-in capital	**14,004**	12,447
Retained earnings	**8,526**	8,844
Accumulated other comprehensive income	**427**	126
Less-treasury stock	**0**	(163)
Total stockholders' equity	**29,368**	27,391
Total liabilities and stockholders' equity	**$33,443**	$31,565

Condensed Statements of Income

[dollars in thousands]	Years ended December 31, 2001	2000	1999
Income			
Interest from investment securities	**$ 394**	$ 393	$ 110
Dividends from PeoplesBank	**1,301**	1,179	2,354
Rental income	**445**	479	426
Other	**0**	0	113
Total income	**2,140**	2,051	3,003
Expense			
Interest expense on long-term debt	**319**	327	60
Other	**656**	581	588
Total expense	**975**	908	648
Income before applicable income tax benefit and undistributed earnings of subsidiaries	**1,165**	1,143	2,355
Applicable income tax benefit	**46**	13	1
Income before undistributed earnings of subsidiaries	**1,211**	1,156	2,356
Undistributed earnings of subsidiaries	**1,643**	1,551	308
Net income	**$2,854**	$2,707	$2,664

Note 18 - *Condensed Financial Information-Parent Company Only* *(cont'd)*

Condensed Statements of Cash Flows

[dollars in thousands]	Years ended December 31, 2001	2000	1999
Cash flows from operating activities			
Net income	**$2,854**	$2,707	$2,664
Adjustments to reconcile net income to net cash provided by operations			
Depreciation	**172**	169	164
Undistributed earnings of subsidiaries	**(1,643)**	(1,551)	(308)
Gain on sale of premises and equipment and securities	**0**	0	(109)
Other, net	**(45)**	(23)	23
Net cash provided by operating activities	**1,338**	1,302	2,434
Cash flows from investing activities			
Proceeds from sales of securities, available for sale	**0**	0	169
Purchase of securities, available for sale	**(1)**	(1)	0
Purchase of securities, held to maturity	**0**	0	(4,289)
Purchases of premises and equipment	**(52)**	(58)	(10)
Net cash used for investing activities	**(53)**	(59)	(4,130)
Cash flows from financing activities			
Additions to (repayments of) long term debt	**(100)**	(91)	4,239
Dividends paid	**(1,201)**	(1,102)	(1,011)
Issuance of common stock	**27**	0	0
Purchases of treasury stock	**0**	(231)	(1,352)
Cash paid in lieu of fractional shares	**(4)**	(4)	(6)
Net cash (used for) provided by financing activities	**(1,278)**	(1,428)	1,870
Net increase (decrease) in cash and cash equivalents	**7**	(185)	174
Cash and cash equivalents at beginning of year	**75**	260	86
Cash and cash equivalents at end of year	**$ 82**	$ 75	$ 260

Beard Miller Company LLP
Certified Public Accountants and Consultants

The Stockholders and Board of Directors
Codorus Valley Bancorp, Inc.
York, Pennsylvania

We have audited the accompanying consolidated statement of financial condition of Codorus Valley Bancorp, Inc. and subsidiaries as of December 31, 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Codorus Valley Bancorp, Inc. for the years ended December 31, 2000 and 1999 were audited by other auditors, whose report dated February 5, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Codorus Valley Bancorp, Inc. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Harrisburg, Pennsylvania
January 18, 2002

Management's discussion and analysis of the significant changes in the results of operations, capital resources and liquidity presented in the accompanying consolidated financial statements for Codorus Valley Bancorp, Inc. (Codorus Valley or Corporation), a bank holding company, and its wholly owned subsidiary, PeoplesBank, A Codorus Valley Company (PeoplesBank), are provided below. Codorus Valley's consolidated financial condition and results of operations consist almost entirely of PeoplesBank's financial condition and results of operations. Current performance does not guarantee and may not be indicative of similar performance in the future.

Management of the Corporation has made forward-looking statements in this Annual Report. These forward-looking statements may be subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations of the Corporation and its subsidiaries. When words such as "believes," "expects," "anticipates" or similar expressions occur in this Annual Report, management is making forward-looking statements.

Shareholders should note that many factors, some of which are discussed elsewhere in this report and in the documents that management incorporates by reference, could affect the future financial results of the Corporation and its subsidiaries, both individually and collectively, and could cause those results to differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this Annual Report. These factors include the following:

- operating, legal and regulatory risks;
- economic, political and competitive forces affecting banking, securities, asset management and credit services businesses; and
- the risk that management's analyses of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful.

The Corporation undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this report. Readers should carefully review the risk factors described in other documents that Codorus Valley files periodically with the Securities and Exchange Commission.

Overview

The Economy

In January 2001, the Federal Reserve Board (Fed) began a series of interest rate cuts to stimulate the economy, which suffered from reduced demand. By March, the United States economy was officially in recession. On September 11, the United States experienced the worst terrorist attacks in its history, which further dampened the economy and consumer confidence. The prime lending rate began the year at 9.5 percent. By year-end, prime was 4.75 percent, its lowest level in 40 years. Throughout the year, unemployment increased and for the second consecutive year stock market indices reflected losses.

Comparatively, in 2000, the national economy continued its expansion for the tenth consecutive year, the longest peacetime expansion on record. The Fed, concerned about excessive economic growth continued its tightening policy, started in 1999, by increasing short-term interest rates 100 basis points from February to May, 2000. The prime lending rate began the year at 8.5 percent and ended the year at 9.5 percent. The Fed rate increases accomplished their goal and by the latter part of 2000 the economy had slowed and market interest rates began to decline. After five consecutive years of double-digit returns, all major stock market indices declined by the end of 2000, most notably the tech-heavy Nasdaq which lost 38 percent of its value. Declines in stock prices were attributable to investor concerns about slower economic growth and decreased corporate earnings, caused primarily by the level of interest rates, rising energy costs and eroding consumer and business confidence.

The Financial Services Industry

Through the first nine months of 2001, commercial banks earned 4.6 percent more than in the same period of 2000, based on the most current available information from the FDIC. The increase was due primarily to gains from the sale of investment securities and other nonrecurring items. In the aggregate, the industry's net interest margin declined from one year ago although many commercial banks showed improvement in their net interest margins due to declining short-term interest rates. Provisions for loan losses increased above the prior year, particularly at large banks that had asset-quality problems. As a percentage of earning assets, both noninterest income and noninterest expense decreased from one year ago. As of September 2001, the industry experienced modest growth in loans and strong growth in deposits compared to September of 2000.

For 2001, bank stocks represented on the Nasdaq Bank Index and the SNL Mid-Atlantic Bank Index generally outperformed the benchmark S&P 500, which declined 13% for the year. Factors which impacted bank stock performance included: declining market interest rates, deposit growth resulting in part from investors fleeing volatile equity markets, strong competition for commercial loans, the flow of funds from the technology sector, and at large banks, increased provisions for loan losses as the slowing economy affected asset quality.

Management believes that the industry will continue to consolidate as a principal strategy to increase profits and market share. With an emphasis on strengthening customer relationships and finding new ways to generate fee income, it is likely that the industry will increase the diversity of financial products and services. Management believes that industry consolidation and product diversification may enhance its competitive position as a community bank.

Business Strategies

Throughout 2001, management and the board of directors continued to implement a series of initiatives, as guided by the Corporation's long-range strategic plan. The more significant initiatives included the addition of two full service financial centers, a mortgage banking operation, a centralized call center, and a variable annuity investment product. Looking ahead, franchise growth may take both a traditional path, through growth of the branch banking network, or a more strategic path, through creation or acquisition of financial services companies that will complement traditional bank products.

Financial Highlights

The Corporation earned $2,854,000 or $1.11 per share for 2001, compared to $2,707,000 or $1.07 per share for 2000, and $2,664,000 or $1.04 per share for 1999. All per share amounts were adjusted for stock dividends. Increases in net interest income and noninterest income, and a decrease in federal income taxes caused the 5.4 percent increase in net income for 2001. These favorable factors more than offset an increase in noninterest expense. The 8 percent increase in net interest income was due to an increase in the volume of earning assets, and a decrease in funding costs attributable to lower market interest rates. The 15 percent increase in noninterest income was caused primarily by an increase in fees from the sale of investment products and real estate settlement services and from gains from the sale of residential mortgages. The 12 percent decrease in federal income taxes was due primarily to a $99,000 tax credit from an investment in a real estate partnership for low-income housing. The 13 percent increase in noninterest expense was caused primarily by the addition of two full service financial centers, a mortgage banking operation, and a centralized call center. Normal business growth and other factors also contributed to the increase in noninterest expense. A summary of quarterly earnings for 2001 and 2000 is presented in Table 12—Summary of Quarterly Financial Data.

Comparatively, net income increased 1.6 percent in 2000 due to increases in net interest income and noninterest income, and a decrease in the provision for probable loan losses. These favorable factors more than offset an increase in noninterest expense. It is worth noting that $29,000 in gains from the periodic sale of investment securities were recorded in 2000, compared to $305,000 in 1999.

Annual cash dividends per share, as adjusted, were $.47 for 2001, compared to $.43 for 2000. Additionally, a 5 percent stock dividend was paid in 2001 and 2000. Book value per share, as adjusted, was $11.45 for year-end 2001, compared to $10.69 for year-end 2000.

Net income as a percentage of average stockholders' equity (return on equity or ROE), was 10 percent for 2001, compared to 10.3 percent for 2000. Net income as a percentage of average total assets (return on assets or ROA), was 0.91 percent for 2001, compared to 0.94 percent for 2000.

At December 31, 2001, nonperforming assets as a percentage of total loans and foreclosed real estate were approximately 0.93 percent, compared to 2 percent for year-end 2000. Information regarding nonperforming assets is provided in the Risk Management section of this report, including Table 8—Nonperforming Assets and Past Due Loans. The allowance for loan losses as a percentage of total loans was 0.84 percent at December 31, 2001, compared to 0.90 percent at December 31, 2000. Information about the allowance is provided in the Risk Management section of this commentary, including Tables 9 and 10. Based on a recent evaluation of potential loan losses and the current loan portfolio, management believes that the allowance is adequate to support losses inherent in the portfolio at December 31, 2001.

Throughout 2001, the Corporation maintained a capital level above minimum regulatory quantitative requirements. Currently, there are three federal regulatory definitions of capital that take the form of minimum ratios. Table 7—Capital Ratios, provides comparative ratios for the Corporation and PeoplesBank.

A more detailed analysis of the factors and trends affecting corporate earnings follows.

Income Statement Analysis

Net Interest Income

The Corporation's principal source of revenue is net interest income, the difference between interest income earned on loans and investment securities, and interest expense incurred on deposits and borrowed funds. The fluctuation in net interest income from year to year is caused by changes in interest rates, volumes, and the composition or mix of interest rate sensitive assets and liabilities.

For analytical purposes, Table 1—Net Interest Income, Table 2—Rate/Volume Analysis of Changes in Net Interest Income, and Table 3—Average Balances and Interest Rates, are presented on a tax equivalent basis to make it easier to compare taxable and tax-exempt assets. Income from tax-exempt assets, primarily loans to or securities issued by state and local governments, is increased by an amount equivalent to the federal income taxes which would have been incurred if the income was taxable at the statutory rate of 34 percent.

Net interest income on a tax equivalent basis was $12,019,000 for 2001; an increase of $930,000 or 8 percent above the $11,089,000 earned in 2000. Net interest income increased due to an increase in the volume of earning assets, and a decrease in funding costs attributable to lower market interest rates. Market interest rates declined sharply throughout 2001, a result of Federal Reserve Board action to stimulate a sluggish national economy. For example, the prime lending rate was 9.5 percent at the beginning of the year. By year-end, the prime was 4.75 percent, its lowest level in 40 years. Declining market interest rates lowered yields on earning assets but also lowered funding costs. Earning assets averaged $287 million for 2001 compared to $264 million for 2000. The tax equivalent yield on earning assets was 7.98 percent for 2001 compared to 8.39 percent for 2000. Asset growth occurred primarily in commercial loans and overnight investments, funded by deposit growth. Deposits experienced strong growth as investors sought safe haven from widespread price declines in securities markets. Interest bearing liabilities averaged $257 million at an average rate of 4.23 percent for 2001 compared to $238 million and 4.66 percent, respectively, for 2000. Funding was provided primarily by growth in money market and time deposits.

Comparatively, net interest income on a tax-equivalent basis for 2000 was $11,089,000, an increase of $117,000 or 1 percent above the $10,972,000 earned in 1999. Net interest income increased due to increases in volume and yield on interest earning assets, partially offset by higher funding costs. Growth in the commercial and installment loan portfolios caused most of the growth in interest earning assets, which averaged $264 million for 2000, compared to $254 million for 1999. Growth in commercial loans for 2000 was constrained by an unusually large volume of early payoffs. The tax equivalent yield on total interest earning assets was 8.39 percent for 2000 compared to 8.08 percent for 1999. Rising market interest rates during 2000 positively impacted yields on earning assets. Rising rates, combined with competitive price pressures, increased funding costs, particularly for certificates of deposit, money market accounts and borrowed funds. The weighted average rate paid on interest bearing liabilities was 4.66 percent for 2000 compared to 4.18 percent for 1999. An inverted US Treasury yield curve for most of 2000 also dampened the increase in net interest income. The same factors that constrained net interest income also constrained the net yield on average interest earning assets, which was 4.20 percent for 2000 compared to 4.32 percent for 1999.

Provision for Loan Losses

The provision for probable loan losses is an estimated expense charged to earnings to address losses attributable to uncollectible loans. The provision reflects management's judgement of an appropriate level for the allowance for loan losses. The Risk Management section, including Tables 8, 9, and 10, of this report provides detailed information about the allowance, provision and credit risk. For 2001, the provision expense for probable loan losses was $143,000, compared to $119,000 for 2000 and $225,000 for 1999. The level of expense in the current period was responsive to loan growth and a national and local economic slowdown. The level of expense in prior periods also was reflective of loan growth.

Noninterest Income

Noninterest income for 2001 was $2,496,000, an increase of $332,000 or 15 percent above 2000. The increase was caused primarily by increases in other income and gains from the sale of residential mortgages. The increase in other income was caused primarily by an increase in fees from the sale of investment products and real estate settlement services, which were sold through PeoplesBank's subsidiaries. Gains from the sale of residential mortgages were generated from a mortgage banking operation that was created in the second quarter of 2001.

Noninterest income for 2000 was $2,164,000, an increase of $54,000 or 2.6 percent above 1999. All categories of noninterest income increased except for gains from asset sales and income from bank owned life insurance. The prior year included $276,000 more in gains from the periodic sale of investment securities. Trust and investment service fees increased $128,000 or 24 percent due primarily to a price increase, which took effect July 1, 1999. During 2000, service charges on deposit accounts increased $89,000 or 16 percent above 1999 due primarily to selected price increases. Other income increased $115,000 or 28 percent due to an increase in fee income from PeoplesBank subsidiary SYC Insurance Services, Inc., which began operations in January 2000.

Fee-based product and service additions

In January 2000, PeoplesBank subsidiary, SYC Insurance Services, Inc., (SYC Insurance) began operations. For 2001 and 2000, sales and fee income from fixed annuities exceeded management's expectations. PeoplesBank created SYC Insurance at nominal cost to generate fee income by facilitating the sale of investment products through a third-party marketing arrangement. Additionally, PeoplesBank began offering mutual fund products in the fourth quarter of 2000 and variable annuities in early 2001. Licensed PeoplesBank employees, registered as representatives of third-party product providers, sell these investment products.

Table 1—*Net Interest Income (tax equivalent basis)*

[dollars in thousands]	Years ended December 31, 2001	2000	1999	1998	1997	5 Yr. CGR*
Total interest income	**$ 22,602**	$ 21,904	$ 20,314	$ 19,978	$ 19,513	4.1%
Tax equivalent adjustment	**288**	249	192	149	118	n/a
Adjusted total interest income	**22,890**	22,153	20,506	20,127	19,631	4.1%
Total interest expense	**10,871**	11,064	9,534	9,265	9,096	4.4%
Net interest income	**$ 12,019**	$ 11,089	$ 10,972	$ 10,862	$ 10,535	3.9%
Average earning assets	**$286,777**	$264,174	$253,800	$237,378	$229,047	5.1%
Average interest bearing liabilities	**$257,262**	$237,537	$228,163	$211,754	$203,331	3.8%
Yield on earning assets	**7.98%**	8.39%	8.08%	8.48%	8.57%	
Rate on interest bearing liabilities	**4.23%**	4.66%	4.18%	4.38%	4.46%	
Interest rate spread	**3.75%**	3.73%	3.90%	4.10%	4.11%	
Net yield on average earning assets	**4.19%**	4.20%	4.32%	4.58%	4.60%	

* Compound growth rate (CGR) is the average annual growth over the five year period which began in 1996.

Table 2—*Rate/Volume Analysis of Changes in Net Interest Income (tax equivalent basis)*

[dollars in thousands]	Years ended December 31, 2001	2000	2001 compared to 2000 Increase (Decrease)	Change due to Volume	Rate
Interest Income					
Interest bearing deposits with banks	**$ 13**	$ 13	$ 0	$ 0	$ 0
Federal funds sold	**562**	166	396	875	(479)
Securities, taxable	**2,468**	2,910	(442)	(469)	27
Securities, tax exempt	**827**	717	110	101	9
Loans, taxable	**18,999**	18,331	668	1,293	(625)
Loans, tax exempt	**21**	16	5	5	0
Total interest income	**22,890**	22,153	737	1,805	(1,068)
Interest Expense					
Deposits:					
Interest bearing demand	**1,801**	1,960	(159)	4	(5)
Savings	**219**	364	(145)	(73)	(72)
Time deposits under $100,000	**6,222**	6,309	(87)	209	(296)
Time deposits $100,000 and above	**1,462**	1,129	333	464	(131)
Short-term borrowings	**7**	607	(600)	(601)	1
Long-term debt	**1,160**	695	465	555	(90)
Total interest expense	**10,871**	11,064	(193)	558	(593)
Net interest income	**$12,019**	$11,089	$ 930	$1,247	$ (475)

[dollars in thousands]	Years ended December 31, 2000	1999	2000 compared to 1999 Increase (Decrease)	Change due to Volume	Rate
Interest Income					
Interest bearing deposits with banks	$ 13	$ 11	$ 2	$ 1	$ 1
Federal funds sold	166	93	73	36	37
Securities, taxable	2,910	2,637	273	24	249
Securities, tax exempt	717	547	170	157	13
Loans, taxable	18,331	17,201	1,130	607	523
Loans, tax exempt	16	17	(1)	(1)	0
Total interest income	22,153	20,506	1,647	824	823
Interest Expense					
Deposits:					
Interest bearing demand	1,960	1,536	424	99	325
Savings	364	417	(53)	(56)	3
Time deposits under $100,000	6,309	6,007	302	(148)	450
Time deposits $100,000 and above	1,129	976	153	22	131
Short-term borrowings	607	194	413	332	81
Long-term debt	695	404	291	267	24
Total interest expense	11,064	9,534	1,530	516	1,014
Net interest income	$11,089	$10,972	$ 117	$ 308	$ (191)

Changes which are due to both volume and rate are allocated in proportion to their relationship to the amounts of changes attributed directly to volume and rate. Taxable loans include loan fees of $639,000 in 2001, $526,000 in 2000 and $457,000 in 1999.

The sale of investment products competes with and constrains deposit growth, particularly certificates of deposit. Investment products were added to the product menu in response to growing customer demand. Investment products sold by SYC Insurance and PeoplesBank are not FDIC insured, not obligations of or guaranteed by PeoplesBank, and are subject to market risks including the possible loss of principal. PeoplesBank subsidiary, SYC Settlement Services, Inc., which began operations in January 1999, to provide real estate title and settlement services, also exceeded management's income expectations for 2001 and 2000.

Noninterest Expense

Generally, increases in noninterest expense for 2001, 2000, and 1999 reflect the implementation of strategic initiatives to expand, staff and equip the organization, in addition to normal business growth. Long-term capital investments made during this three-year period were necessary to position Codorus Valley for future expansion and increase its service capabilities.

Noninterest expense for 2001 was $10,298,000, an increase of $1,174,000 or 13 percent above 2000. The increase in noninterest expense was caused by increases in all expense categories, which were driven primarily by corporate expansion. The addition of two financial centers, a mortgage banking operation and a centralized call center in 2001 caused the following expense categories to increase: salaries and benefits, up $457,000 or 9%; furniture and equipment, up $48,000 or 5%; stationery and supplies, up $55,000 or 16%; and marketing, up $45,000 or 12%.

Table 3—*Average Balances and Interest Rates (tax equivalent basis)*

	2001			2000			1999		
[dollars in thousands]	**Average Balance**	**Interest**	**Rate**	**Average Balance**	**Interest**	**Rate**	**Average Balance**	**Interest**	**Rate**
Assets									
Interest bearing deposits with banks	**$ 239**	**$ 13**	**5.44%**	$ 240	$ 13	5.42%	$ 223	$ 11	4.93%
Federal funds sold	**16,513**	**562**	**3.40**	2,633	166	6.30	1,904	93	4.88
Investment securities:									
Taxable	**37,748**	**2,468**	**6.54**	45,003	2,910	6.47	44,599	2,637	5.91
Tax exempt	**11,204**	**827**	**7.38**	9,820	717	7.30	7,626	547	7.17
Total investment securities	**48,952**	**3,295**	**6.73**	54,823	3,627	6.62	52,225	3,184	6.10
Loans:									
Taxable (1)	**220,885**	**18,999**	**8.60**	206,332	18,331	8.88	199,295	17,201	8.63
Tax exempt	**188**	**21**	**11.17**	146	16	10.96	153	17	11.11
Total loans	**221,073**	**19,020**	**8.60**	206,478	18,347	8.89	199,448	17,218	8.63
Total earning assets	**286,777**	**22,890**	**7.98**	264,174	22,153	8.39	253,800	20,506	8.08
Other assets (2)	**25,773**			24,998			25,339		
Total assets	**$312,550**			$289,172			$279,139		
Liabilities and Stockholders' Equity									
Interest bearing deposits:									
Interest bearing demand	**$ 83,172**	**$ 1,801**	**2.17%**	$ 70,183	$ 1,960	2.79%	$ 65,929	$ 1,536	2.33%
Savings	**14,348**	**219**	**1.53**	17,934	364	2.03	20,701	417	2.01
Time deposits under $100,000	**114,026**	**6,222**	**5.46**	110,368	6,309	5.72	113,147	6,007	5.31
Time deposits $100,000 and above	**26,737**	**1,462**	**5.47**	18,949	1,129	5.96	18,525	976	5.27
Total interest bearing deposits	**238,283**	**9,704**	**4.07**	217,434	9,762	4.49	218,302	8,936	4.09
Short-term borrowings	**101**	**7**	**6.93**	9,603	607	6.32	3,539	194	5.48
Long-term debt	**18,878**	**1,160**	**6.14**	10,500	695	6.62	6,322	404	6.39
Total interest bearing liabilities	**257,262**	**10,871**	**4.23**	237,537	11,064	4.66	228,163	9,534	4.18
Noninterest bearing deposits	**25,165**			24,162			23,507		
Other liabilities	**1,569**			1,276			1,424		
Stockholders' equity	**28,554**			26,197			26,045		
Total liabilities and stockholders' equity	**$312,550**			$289,172			$279,139		
Net interest income		**$12,019**			$11,089			$10,972	
Interest rate spread			**3.75%**			3.73%			3.90%
Net yield on earning assets			**4.19%**			4.20%			4.32%

(1) Includes loan fees of $639,000 in 2001, $526,000 in 2000 and $457,000 in 1999.
(2) Includes average nonaccrual loans of $1,759,000 in 2001, $2,528,000 in 2000, and $2,093,000 in 1999.

Occupancy expense, which increased $208,000 or 33%, was also impacted by expansion, in addition to increased expense for maintenance, repairs and energy costs, and a decrease in rental income. Professional and legal expenses increased $115,000 or 60% due to increases in information technology consulting and services, legal advice for arbitration matters and consulting advice relative to future growth strategies. Foreclosed real estate expense increased $100,000 or 72% due primarily to increased carrying costs associated with assets taken in satisfaction of debt. Other expense increased $146,000 or 9% due primarily to a $64,000 prepayment penalty associated with refinancing a Federal Home Loan Bank loan to lower future funding costs. Other expense also included a $41,000 loss from a merchant credit card account described in Note 16-Contingent Liabilities of this report.

Noninterest expense for 2000 was $9,124,000, an increase of $197,000 or 2.2 percent above 1999. The increase in noninterest expense primarily reflects increases in salaries and benefits, equipment and other operating expense. The $187,000 or 4 percent increase in salary and benefit expense reflects planned staff additions, merit raises and higher replacement costs. The $73,000 or 8 percent increase in equipment expense reflects increased investment in technology. The $71,000 or 5 percent increase in other expense was caused primarily by normal business growth. The $91,000 or 32 percent decrease in professional and legal expense reflects the termination of a temporary investment management arrangement by the trust and investment services division of PeoplesBank.

Franchise expansion

Management plans to establish a financial center in the new Susquehanna Commerce Center at 221 West Philadelphia Street, downtown York, Pennsylvania, when construction is complete during the third quarter of 2002. A long-term lease agreement for approximately 2,217 square feet of space at the Commerce Center is presently being negotiated.

In September, PeoplesBank opened its tenth financial center, which is located at 118 East Market Street in downtown York, Pennsylvania. Rental expense, under a short-term lease, and investment in furniture and equipment for this facility were not material.

In February, PeoplesBank opened its ninth financial center. This new full service office is located in South Hanover, York County, Pennsylvania. The 1,850 square foot facility, leased under a long-term contract, is attached to a convenience store/gas station for customer convenience. The annual lease cost under a capital lease arrangement is approximately $128,000, which consists of $46,000 in depreciation expense, $10,000 in common area maintenance expense, and $72,000 in interest expense on long-term debt. Investment in equipment, furniture and leasehold improvements was $190,000, which will result in annual depreciation expense of approximately $32,000.

Mortgage banking operation

During the second quarter of 2001, PeoplesBank created a mortgage banking operation to strengthen its residential lending business and market presence. By year-end, the staff was comprised of a seven-person team of experienced mortgage bankers, who operate from existing PeoplesBank facilities. The mission of the mortgage banking operation is to generate income through the origination and sale of conventional, non-conventional, FHA and VA residential mortgage loans. Low market interest rates, particularly in the last half of 2001, caused a refinance boom in residential mortgages which was beneficial to this operation and enabled it to make a positive contribution to earnings.

Capital investment in technology

In accordance with the Corporation's strategic technology plan, PeoplesBank accomplished two key technology goals during 2001. In October, "thin client" hardware was installed to create an infrastructure throughout the branch-banking network to automate the teller function. The cost of this initial phase was approximately $95,000, depreciable over a three-year useful life. A board appointed project committee is presently evaluating teller automation software solutions for installation in 2002. Management believes that teller automation will increase productivity and quality control, increase fee income and enhance sales. Preliminary cost estimates for a teller automation system range from $80,000 to $100,000, excluding maintenance, which will also be depreciated over a three-year useful life. In April, PeoplesBank installed software that interfaces its imaging and internet banking systems. This enables clients who use PeoplesBank's popular internet banking system to access images of their checks and statements online. The cost of this project was approximately $55,000, excluding marketing and maintenance expenses, and is being depreciated over a three-year useful life.

Income Taxes

The provision for federal income tax was $932,000 for 2001, compared to $1,054,000 for 2000. The $122,000 or 11.6 percent decrease was primarily the result of a $99,000 tax credit. An increase in tax exempt income as a percentage of total income also contributed to the decrease in tax. During 2001, PeoplesBank entered into a real estate venture as a limited partner. For its investment, PeoplesBank will receive substantial tax credits, which take the form of historic tax credits in 2001 and 2002, and low-income housing credits in 2002 through 2012. Details about this real estate partnership are provided under the Other Assets subheading within the Balance Sheet Review section of this report. Comparatively, the provision for 2000 decreased $20,000 or 2 percent below 1999 due primarily to an increase in tax-exempt income.

Balance Sheet Review

Investment Securities

The investment securities portfolio is an interest earning asset, second in size to the loan portfolio. Investment securities serve as an important source of revenue, a primary source of liquidity, and as collateral for public and trust deposits.

On December 31, 2001, securities available for sale were $38.4 million reflecting a $2.2 million decrease from December 31, 2000. Decisions to purchase or sell securities are based on an assessment of current economic and financial conditions, including the interest rate environment, liquidity and income requirements.

Securities available for sale are limited to high quality debt instruments as depicted in Note 3—Securities Available for Sale and Held to Maturity. Equity securities within this category are primarily stock issued by the Federal Home Loan Bank of Pittsburgh (FHLBP), a requirement of borrowing. Note 3 shows an increase in net unrealized gains on the available-for-sale portfolio at year-end 2001 compared to year-end 2000. The increase in unrealized gains was attributable to declining market interest rates during 2001. Table 4—Analysis of Investment Securities depicts that the portfolio yielded 6.01 percent with an average maturity of 3.5 years for 2001, compared to 6.42 percent and 3.9 years, respectively, for 2000.

On December 31, 2001, securities held to maturity were $9.4 million, approximately the same level as year-end 2000. The held to maturity portfolio consisted of fixed rate, long-term preferred stock (trust preferreds) issued by commercial bank holding companies. These trust preferreds are substantially junior subordinated debt, pay interest semi-annually, are callable, and mature in years 2026-2028. Table 4 shows the portfolio as having a weighted average yield of 8.44 percent and a weighted average remaining maturity of 25 years. Approximately $5 million, held by PeoplesBank, is rated investment grade by a national rating service. The remaining $4.4 million, held by the Corporation, are either not rated or rated below investment grade. Generally, investment was limited to $500,000 per issuer based on an analysis of the issuer's financial and strategic history. The trust preferred portfolio, part of a leverage growth strategy in 1999, was financed primarily by borrowing from the FHLBP and from a local financial institution.

Loans

On December 31, 2001, total loans were $226 million, an increase of $8 million or 4 percent above year-end 2000. Table 5—Loan Portfolio Composition presents the composition of total loans on a comparative basis for five year-end periods. The table reflects the Corporation's emphasis on commercial lending. At year-end 2001, commercial loans increased $14 million or 9 percent above year-end 2000. Residential mortgages decreased $6 million or 20 percent from the previous year-end due in part to a $3.4 million loan sale in March. The loans were sold at a $67,000 gain, without recourse and with servicing rights retained. The creation of a mortgage banking operation in 2001was also a key factor in the decrease in residential mortgages retained in the loan portfolio. The mortgage banking staff focuses on originating and selling residential mortgages without retaining servicing rights, which are classified on the balance sheet as loans held for sale. On December 31, 2001, loans held for sale were $12.3 million. The prior year-end had no loans held for sale.

Table 6—Selected Loan Maturities and Interest Rate Sensitivity shows that, on December 31, 2001, the commercial loan portfolio was comprised of $114 million, or 66 percent, in fixed rate loans and $60 million, or 34 percent, in floating or adjustable rate loans. Comparatively, at December 31, 2000, the commercial loan portfolio was comprised of 76 percent fixed rate loans and 24 percent in floating or adjustable rate loans. Floating rate loans reprice periodically with changes in PeoplesBank's base rate or the US Prime rate as reported in the Wall Street Journal. Adjustable rate loans reprice at annual intervals based on the US treasury yield curve. Additional loan information can be found in Note 4—Loans and within the Risk Management section of this report.

Other assets

During 2001, PeoplesBank became a limited partner in a real estate venture that will rehabilitate and operate seven buildings in downtown York (Pennsylvania) as part of a revitalization initiative. PeoplesBank holds a 99.99 percent interest in the partnership and the YMCA of York holds the remaining interest. The buildings will mainly provide low-income housing to qualified families and, to a lesser degree, space for commercial purposes. PeoplesBank's role in the partnership is solely as an investor, whose return will be in the form of substantial tax credits. As of December 31, 2001, the Corporation reflected a $2,982,000 investment and corresponding liability on its balance sheet in recognition of this commitment. The actual disbursement is scheduled to be made in 2002. Management estimates that PeoplesBank will receive historic tax credits in 2001 and 2002, and low-income housing credits in 2002 through 2012.

Funding

Deposits

Deposits are a principal source of funding for earning assets. On December 31, 2001, total deposits were $277 million, reflecting a $30 million or 12 percent increase above year-end 2000. Most of the increase occurred in time and money market deposits. Management believes that bank deposits provided a safe haven to customers seeking protection from widespread price declines in securities markets. The average rate paid on interest bearing deposits was 4.07 percent for 2001 compared to 4.49 percent for 2000. The reduction in the rate for 2001 reflected the sharp decline in market interest rates throughout the year. A comparative breakdown of deposits is located at Note 8—Deposits.

At December 31, 2001, total certificates of deposit were $146 million and are scheduled to mature in the following years: $88 million in 2002, $28 million in 2003, $16 million in 2004, $10 million in 2005 and $4 million in 2006. At 2001 year-end, the balance of certificates $100,000 and above was $28 million. Of this total: $7.2 million mature within three months; $5.4 million mature after three months but within six months; $7.4 million mature after six months but within twelve months; and the remaining $8 million mature beyond twelve months.

Short-term Borrowings and Long-term Debt

To meet day-to-day funding needs, PeoplesBank may borrow from larger correspondent banks in the form of federal funds purchased. It also uses available credit through the Federal Home Loan Bank of Pittsburgh (FHLBP). Interest rates are established daily based on prevailing market conditions for overnight funds. On December 31, 2001 and 2000, PeoplesBank had no outstanding short-term borrowings.

Table 4—*Analysis of Investment Securities (amortized cost basis)*

[dollars in thousands]	U.S. Treasuries	U.S. Agencies (1)	State & Municipals	Equity Securities	Corporate Trust Preferred	Total	Weighted Average Yield (2)
December 31, 2001							
Available-for-sale portfolio							
Maturity:							
Within one year		**$10,235**				**$10,235**	**5.68%**
One to five years		**15,667**	**2,676**			**18,343**	**5.60**
Five to ten years			**4,756**			**4,756**	**6.92**
Over ten years			**3,439**			**3,439**	**7.89**
No set maturity				**941**		**941**	
Total	**$0**	**$25,902**	**$10,871**	**$941**	**$0**	**$37,714**	**6.01**
Average maturity						**3.5 years**	
Held-to-maturity portfolio							
Maturity:							
Over ten years	**$0**	**$0**	**$0**	**$0**	**$9,358**	**$9,358**	**8.44%**
Total	**$0**	**$0**	**$0**	**$0**	**$9,358**	**$9,358**	**8.44**
Average maturity						**25.2 years**	
December 31, 2000							
Available-for-sale portfolio							
Maturity:							
Within one year		$10,868				$10,868	5.69%
One to five years		13,687	2,849			16,536	6.54
Five to ten years		1,500	2,770			4,270	6.48
Over ten years			5,457			5,457	7.55
No set maturity				3,251		3,251	
Total	$0	$26,055	$11,076	$3,251	$0	$40,382	6.42
Average maturity						3.9 years	
Held-to-maturity portfolio							
Maturity:							
Over ten years	$0	$0	$0	$0	$9,360	$9,360	8.44%
Total	$0	$0	$0	$0	$9,360	$9,360	8.44
Average maturity						26.2 years	
December 31, 1999							
Available-for-sale portfolio							
Maturity:							
Within one year		$13,545	$ 818			$14,363	5.91%
One to five years		20,118	1,764			21,882	5.88
Five to ten years		1,500	2,600			4,100	6.47
Over ten years			3,466			3,466	7.04
No set maturity				3,250		3,250	
Total	$0	$35,163	$8,648	$3,250	$0	$47,061	6.03
Average maturity						2.9 years	
Held-to-maturity portfolio							
Maturity:							
Over ten years	$0	$0	$0	$0	$9,361	$9,361	8.44%
Total	$0	$0	$0	$0	$9,361	$9,361	8.44
Average maturity						27.2 years	

(1) U.S. agency mortgage-backed instruments are included in the maturity categories based on average expected life.

(2) Yields on tax-exempt obligations were computed on a tax equivalent basis using a 34% tax rate.

Long-term debt is a primary funding source for asset growth. On December 31, 2001, long-term debt was $19.5 million, slightly above the level at year-end 2000. A listing of outstanding long-term debt instruments is provided in this report at Note 9—Short-term borrowings and Long-term debt . In December 2002, a FHLBP note for $3 million is scheduled to mature. Generally, funds for the payment of long-term debt will come from operations and refinancings.

PeoplesBank's maximum borrowing capacity, as established quarterly by the FHLBP, was approximately $62 million as of September 30, 2001, the most recent available date. On December 31, 2001, PeoplesBank had approximately $17 million outstanding on its account with the FHLBP at an average rate of 5.70 percent.

Stockholders' Equity and Capital Adequacy

Stockholders' equity, or capital, is a source of funds, which enables the Corporation to maintain asset growth and to absorb losses. Total stockholders' equity was $29.4 million on December 31, 2001, compared to $27.4 million for year-end 2000. The increase in equity was primarily attributable to an increase in retained earnings from profitable operations and an increase in unrealized holding gains on available-for-sale investment securities caused by declining market interest rates.

The Corporation and PeoplesBank are subject to various regulatory capital requirements administered by banking regulators that involve quantitative guidelines and qualitative judgements. Quantitative measures established by regulators pertain to minimum capital ratios, as set forth in Table 7—Capital Ratios. Table—7 provides a comparison of the Corporation's and PeoplesBank's risk-based capital ratios and leverage ratios to the minimum regulatory requirement for the periods indicated.

The Corporation pays cash dividends on a quarterly basis. The board of directors determines the dividend rate after considering the Corporation's capital requirements, current and projected net income, and other factors. Annual cash dividends on a per common share basis were $.47 for 2001 and $.43 for 2000. All per share amounts were adjusted for stock dividends.

Periodically, the Corporation pays stock dividends as another means of enhancing long-term shareholder value. In June of 2001 and 2000, the Corporation paid a 5 percent stock dividend. Payment of the stock dividend in 2001 resulted in the issuance of 107,238 additional common shares and the reissuance of 14,500 common shares from treasury. Payment of the stock dividend in 2000 resulted in the issuance of of 47,196 common shares and the reissuance of 69,444 common shares from treasury. The weighted average number of shares of common stock outstanding, restated for the stock dividend, was approximately 2,563,088 for 2001, 2,539,633 for 2000 and 2,562,970 for 1999.

Table 5—*Loan Portfolio Composition*

[dollars in thousands] December 31,	2001	%	2000	%	1999	%	1998	%	1997	%
Commercial, industrial and agricultural	**$152,112**	**67.3**	$140,388	64.4	$131,395	63.4	$114,313	60.4	$111,074	58.1
Real estate-construction and land development	**21,889**	**9.7**	19,365	8.9	21,956	10.6	19,663	10.4	21,456	11.2
Total commercial related loans	**174,001**	**77.0**	159,753	73.3	153,351	74.0	133,976	70.8	132,530	69.3
Real estate-residential mortgages	**24,799**	**11.0**	30,831	14.2	29,815	14.4	31,581	16.7	34,029	17.8
Installment	**26,985**	**12.0**	27,342	12.5	24,152	11.6	23,554	12.9	24,783	13.0
Total consumer related loans	**51,784**	**23.0**	58,173	26.7	53,967	26.0	55,135	29.2	58,812	30.7
Total loans	**$225,785**	**100.0**	$217,926	100.0	$207,318	100.0	$189,111	100.0	$191,342	100.0

Table 6—*Selected Loan Maturities and Interest Rate Sensitivity*

	December 31, 2001 Years to Maturity			
[dollars in thousands]	**1 or less**	**1 to 5**	**over 5**	**Total**
Commercial, industrial and agricultural	**$12,969**	**$40,529**	**$ 98,614**	**$152,112**
Real estate-construction and land development	**7,393**	**8,709**	**5,787**	**21,889**
Total commercial related	**$20,362**	**$49,238**	**$104,401**	**$174,001**
Fixed interest rates	**$ 5,480**	**$31,175**	**$ 77,441**	**$114,096**
Floating or adjustable interest rates	**14,882**	**18,063**	**26,960**	**59,905**
Total commercial related	**$20,362**	**$49,238**	**$104,401**	**$174,001**

In February 1999, the Corporation publicly announced that its board authorized the purchase, in open market and privately negotiated transactions, of up to 112,500 shares or approximately 4.9 percent of its then outstanding common shares. Purchases are authorized when market conditions warrant, and are expected to be funded from operations using available retained capital. During 2001, the Corporation did not purchase any of its common stock, however, from inception of the plan through December 31, 2000, the Corporation purchased 94,822 shares of its common stock for approximately $1,584,000. Purchased shares (treasury stock) were reissued to partially satisfy stock dividend payments. On December 31, 2001, no shares were retained as treasury stock.

As previously disclosed in this report, the Corporation maintains various employee, director and shareholder benefit plans that could result in the issuance of its common stock. Information about these plans can be found in Note 10—Stockholders' Equity, Note 12—Benefit Plans and Note 13—Stock Option Plans of the consolidated financial statements.

Capital investments made in earlier periods, as described in previous SEC filings, and future investments will impact current and future earnings and capital growth. Possible future investments may be made to expand the Corporation's banking franchise, its technological capabilities, and to create or acquire financial services companies. Management and the board believe that capital investment, guided by a long range strategic plan, is necessary to develop an infrastructure to grow market share and net income over the long-term, and is an important strategy for enhancing long-term shareholder value.

Risk Management

Credit Risk Management

The Corporation emphasizes the management of credit risk. To support this objective a sound lending policy framework has been established. Within this framework are six basic policies that guide the lending process and minimize risk. First, the Corporation follows detailed written lending policies and procedures. Second, loan approval authority is granted commensurate with dollar amount, loan type, level of risk, and the experience of the loan officer. Third, loan review committees function at both the senior lending officer level and the board level to review and authorize loans that exceed preestablished dollar thresholds and/or meet other criteria. Fourth, the Corporation makes most of its loans within its primary geographical market area, York County, Pennsylvania and northern Maryland. Although this may pose a geographical concentration risk, the diverse local economy and knowledge of customers minimizes this risk. Fifth, the loan portfolio is diversified to prevent dependency upon a single customer or small group of related customers. And sixth, the Corporation does not make loans to foreign countries or persons residing therein.

In addition to a comprehensive lending policy, numerous internal reviews of the loan and other real estate owned portfolios occur throughout the year. In addition to internal controls, PeoplesBank uses an independent loan review specialist to review its commercial loan portfolio. Furthermore, these portfolios are reviewed by independent auditors in connection with their annual financial statement audit, and are examined periodically by bank regulators.

Table 7—*Capital Ratios*

[dollars in thousands]	**December 31, 2001**	**December 31, 2000**	**Federal Minimum Required**	**Federal Well Capitalized**	**Capital* at December 31, 2001**	**Capital* at December 31, 2000**
Tier I risk-based capital			4.00%	6.00%		
(as a percentage of risk weighted assets)						
Codorus Valley Bancorp, Inc. consolidated	**10.88%**	11.26%			**$28,932**	$27,258
PeoplesBank	**9.23**	9.47			**23,919**	22,277
Total risk-based capital			8.00%	10.00%		
(as a percentage of risk weighted assets)						
Codorus Valley Bancorp, Inc. consolidated	**11.59%**	12.07%			**$30,829**	$29,225
PeoplesBank	**9.96**	10.31			**25,816**	24,244
Leverage			4.00%	5.00%		
(Tier 1 capital as a percentage of average total assets)						
Codorus Valley Bancorp, Inc. consolidated	**9.27%**	9.41%			**$28,932**	$27,258
PeoplesBank	**7.86**	7.88			**23,919**	22,277

* Net unrealized gains and losses on securities available for sale, net of taxes, are disregarded for capital ratio computation purposes in accordance with federal regulatory banking guidelines.

At year-end 2001, the total loan portfolio included one industry concentration that exceeded 10 percent. The commercial leasing industry accounted for approximately $47.3 million or 21 percent of total loans at year-end 2001, compared to $48.6 million and 22.3 percent, respectively, for year-end 2000. Loans to borrowers within this industry are usually collateralized by real estate.

Nonperforming Assets

A primary measure of loan quality is the percentage of loans that move from an earnings category to a nonperforming category. Table 8-Nonperforming Assets and Past Due Loans, shows asset categories posing the greatest risk of loss. Management generally places a loan on nonaccrual status and ceases accruing interest income when loan payment performance is unsatisfactory and the loan is past due 90 days or more, unless the loan is both well secured and in the process of collection. Foreclosed real estate was acquired to satisfy debts owed to PeoplesBank. The final category, loans past due 90 days or more and still accruing interest, are contractually past due, but are well collateralized and in the process of collection. Table 8 provides a summary of nonperforming assets and past due loans, and related ratios. The paragraphs below explain the changes within each classification on that table for December 31, 2001, compared to December 31, 2000.

For all reporting periods, nonaccrual loans were principally comprised of collateral dependent commercial loans. Accordingly, the Corporation recognized interest income on a cash basis for these loans. On December 31, 2001, the nonaccrual loan portfolio was $1,411,000, a decrease of $595,000 or 30 percent below December 31, 2000. The decrease was caused primarily by a $474,000 commercial loan that was reclassified to performing status, and loan payments from collateral liquidations. On December 31, 2001, the nonaccrual loan portfolio was comprised of sixteen unrelated accounts ranging in size from $2,000 to $300,000. These loan relationships vary by industry and are generally collateralized with real estate assets. A loss allowance is evaluated, at least quarterly, by management and the board of directors. Efforts to modify contractual terms for individual accounts, based on prevailing market conditions, or liquidate collateral assets, are proceeding as quickly as potential buyers can be located and legal constraints permit.

Foreclosed real estate, net of reserve, totaled $692,000 at year-end 2001, a decrease of $1,698,000 or 71 percent below year-end 2000. The decrease was caused primarily by asset liquidations. On December 31, 2001, the foreclosed real estate portfolio was comprised of real estate assets from four former commercial loan relationships. The largest property has a carrying value of $502,000, which represents 73 percent of the portfolio. This property is presently listed for sale and management believes that the net realizable value will be sufficient to cover its carrying value. A loss allowance, which is evaluated quarterly, has been established for foreclosed real estate assets whose estimated fair value, less selling expenses, is below their financial carrying costs. At December 31, 2001, the allowance was $30,000. The provision expense for foreclosed real estate, due to declines in the fair value of individual assets, was $62,000 for 2001, compared to $56,000 for 2000, and $39,000 for 1999. Efforts to liquidate foreclosed real estate are proceeding as quickly as potential buyers can be located and legal constraints permit.

At December 31, 2001, there was $953,000 in potential problem loans, as defined by the Securities and Exchange Commission, identified by management. Additionally, management was monitoring loans of approximately $5.9 million for which the ability of the borrower to comply with present repayment terms was uncertain.

Table 8—*Nonperforming Assets and Past Due Loans*

	December 31,				
[dollars in thousands]	**2001**	**2000**	**1999**	**1998**	**1997**
Nonaccrual loans	**$1,411**	$2,006	$1,892	$1,706	$2,842
Foreclosed real estate, net of reserve	**692**	2,390	1,385	1,871	380
Total nonperforming assets	**$2,103**	$4,396	$3,277	$3,577	$3,222
Accruing loans that are contractually past due 90 days or more as to principal or interest	**$164**	$346	$13	$13	$107
Ratios:					
Nonaccrual loans as a % of total year-end loans	**0.62%**	0.92%	0.91%	0.90%	1.49%
Nonperforming assets as a % of total year-end loans and net other real estate owned	**0.93%**	2.00%	1.57%	1.87%	1.68%
Nonperforming assets as a % of total year-end stockholders' equity	**7.16%**	16.05%	12.92%	13.73%	13.19%
Allowance for loan losses as a multiple of nonaccrual loans	**1.3x**	1.0x	1.1x	1.1x	.7x

These loans were not included in the Table 8 disclosure. They are monitored closely, and management presently believes that the allowance for loan losses is adequate to cover anticipated losses that may be attributable to these loans. Comparatively, management was monitoring approximately $9 million on December 31, 2000.

Allowance for Loan Losses

Although the Corporation maintains sound credit policies, certain loans deteriorate and the Corporation must charge them off as losses. The allowance for loan losses is maintained to absorb losses inherent in the portfolio at December 31, 2001. The allowance is increased by provisions charged to expense and is reduced by loan charge-offs, net of recoveries. In analyzing the adequacy of the allowance, management considers the results of internal and external credit reviews, past loss experience, changes in the size and character of the loan portfolio, adequacy of collateral, general economic conditions and the local business outlook. Table 9—Analysis of Allowance for Loan Losses presents an analysis of the activity in the allowance for loan losses over a five-year period. Table 10—Allocation of the Allowance for Loan Losses presents an allocation of the allowance for potential loan losses by major loan category. Commentary is provided below for each period presented.

For 2001, the allowance was $1,898,000, representing a $69,000 or 4 percent decrease from year-end 2000. The allowance for loan losses as a percentage of total loans was 0.84 percent for 2001 compared to 0.90 percent for 2000. The decrease in this ratio reflected a modest increase in net charge-offs and an increase in total loans. The provision expense for 2001 was $143,000, compared to $119,000 for 2000. The level of expense in the current period was responsive to loan growth and a national and local economic slowdown. Based on a recent evaluation of probable loan losses in the current portfolio, management believes that the allowance is adequate to support losses inherent in the loan portfolio on December 31, 2001.

For 2000, the allowance was $1,967,000, or 0.90 percent of total loans, representing a $56,000 or 3 percent decrease from year-end 1999. The allowance during 2000 declined below 1999 due to an increase in loan charge-offs and a decrease in the loan loss provision. Of the total net charge-offs during the current period, $107,000 was attributable to one commercial loan account. The provision expense for 2000 was $119,000, compared to $225,000 for 1999.

For 1999, the allowance was $2,023,000, representing a $158,000 or 8 percent increase from year-end 1998. The increase in the allowance reflects additional provisions during 1999 to support commercial loan growth. For 1999, net charge-offs were $67,000; the smallest loss during the five-year period presented.

For 1998, the allowance was $1,865,000, representing a $233,000 or 11 percent decline from year-end 1997. The decline was primarily the result of a $456,000 charge-off attributable to a single commercial borrower whose account was deemed partially uncollectible in June 1998. The loan loss provision was $375,000 for 1998, an increase of $100,000 above 1997 to partially offset a higher level of net charge-offs. With the exception of the charge-off for the single commercial borrower, the reduction in the allowance reflects overall improvement in the quality of the loan portfolio.

Table 9—*Analysis of Allowance for Loan Losses*

	December 31,				
[dollars in thousands]	**2001**	**2000**	**1999**	**1998**	**1997**
Balance-beginning of year	**$1,967**	$2,023	$1,865	$2,098	$2,110
Provision charged to operating expense	**143**	119	225	375	275
Loans charged off:					
Commercial	**121**	191	23	610	340
Real estate-mortgage	**0**	15	0	0	0
Consumer	**111**	32	63	25	66
Total loans charged off	**232**	238	86	635	406
Recoveries:					
Commercial	**9**	27	12	13	112
Real estate-mortgage	**0**	0	0	0	0
Consumer	**11**	36	7	14	7
Total recoveries	**20**	63	19	27	119
Net charge-offs	**212**	175	67	608	287
Balance-end of year	**$1,898**	$1,967	$2,023	$1,865	$2,098
Ratios:					
Net charge-offs to average total loans	**0.10%**	0.08%	0.03%	0.32%	0.16%
Allowance for loan losses to total loans at year-end	**0.84**	0.90	0.98	0.99	1.10
Allowance for loan losses to nonaccrual loans and loans past due 90 days or more	**120.5**	83.6	106.2	108.5	71.1

For 1997, the allowance was $2,098,000, representing a small decline from year-end 1996. The provision expense was $275,000 for 1997, which was $141,000 higher than the prior year due primarily to commercial loan growth and net charge-offs. Of the total $406,000 charged off in 1997, $172,000 or 42 percent was attributable to one commercial loan borrower whose accounts were deemed uncollectible. The decline in the allowance level and the ratio of allowance to total loans reflects improvement in the quality of individual loans within the loan portfolios.

Liquidity

Maintaining adequate liquidity provides the Corporation with the ability to meet financial obligations to its depositors, loan customers, employees, and stockholders on a timely and cost effective basis in the normal course of business. Additionally, it provides funds for growth and business opportunities as they arise. Liquidity is generated from transactions relating to both the Corporation's assets and liabilities. The primary sources of asset liquidity are scheduled investment security maturities and cash inflows, funds received from customer loan payments, and asset sales. The primary sources of liability liquidity are deposit growth, short-term borrowing and long-term debt. Retained earnings from profitable operations are another source of liquidity. The Consolidated Statements of Cash Flows present the changes in cash from operating, investing and financing activities.

During 2001, liquidity significantly increased for the Corporation, as evidenced by an increase in federal funds sold (overnight investments) and a decrease in its loan-to-deposit ratio. The loan-to-deposit ratio was 82 percent at year-end 2001 compared to 88 percent at year-end 2000. Funds from strong deposit growth accumulated faster than management could safely and profitably deploy them. Increased liquidity presents a challenge to the commercial banking industry as the investing public seeks safe haven from depressed securities markets.

Market Risk Management

In the normal course of conducting business, the Corporation is exposed to market risk, principally interest rate risk, through the operations of its banking subsidiary, PeoplesBank. Interest rate risk arises from market driven fluctuations in interest rates that may affect cash flows, income, expense and the values of financial instruments. PeoplesBank is particularly vulnerable to changes in the short-term US Prime interest rate (prime rate). An Asset-Liability Committee (committee) comprised of members of senior management manages interest rate risk. The committee's objective is to maximize net interest income within acceptable levels of liquidity and interest rate risk and within capital adequacy constraints. PeoplesBank is not subject to foreign currency or commodity price risk, nor does it own any trading assets

The committee manages interest rate risk primarily through sensitivity analysis. A computerized asset-liability management simulation model (ALM model) is used to measure the potential loss in future net income based on hypothetical changes in interest rates. Interest rate forecasts are supplied by a national forecasting service and integrated with the model. The Corporation's policy limit for the maximum negative impact on net income is 10 percent over a twelve-month period. This policy limit is tested periodically by measuring the change in net income from a baseline scenario where interest rates are held constant, compared to a high rate scenario (gradual 200 basis point increase in prime and fed funds rates), a low rate scenario (gradual 200 basis point decrease in prime and fed funds rates) and a most likely scenario (defined by the forecasting service) over a future twelve month period. Important modeling assumptions include: the use of contractual cash flows; varying levels of pre-payments for loans and mortgage-backed securities; stability of noninterest income and expense; reinvestment of repriceable cash flows in the same type of asset or liability; and that product rate spreads determined at the balance sheet date will remain constant over the twelve-month measurement period.

Table 10—*Allocation of the Allowance for Loan Losses*

	December 31,									
	2001		2000		1999		1998		1997	
[dollars in thousands]	Amount	% Total Loans	Amount	% Total Loans	Amount	% Total Loans	Amount	% Total Loans	Amount	% Total Loans
Commercial, industrial and agricultural	$1,188	67.3	$1,064	64.4	$ 972	63.4	$1,329	60.4	$1,263	58.1
Real estate-construction and land development	55	9.7	357	8.9	196	10.6	174	10.4	268	11.2
Total commercial related loans	1,243	77.0	1,421	73.3	1,168	74.0	1,503	70.8	1,531	69.3
Real estate-residential mortgages	15	11.0	100	14.2	155	14.4	74	16.7	95	17.8
Installment	69	12.0	71	12.5	50	11.6	73	12.5	54	12.9
Total consumer related loans	84	23.0	171	26.7	205	26.0	147	29.2	149	30.7
Unallocated	571	n/a	375	n/a	650	n/a	215	n/a	418	n/a
Total	$1,898	100.0	$1,967	100.0	$2,023	100.0	$1,865	100.0	$2,098	100.0

Note: The specific allocation for any particular loan category may be reallocated in the future as risk perceptions change. Furthermore, the portion allocated to each loan is not the total amount that might occur within such categories since the total allowance is a general allowance applicable to the entire loan portfolio.

The ALM model also includes significant balance sheet characteristics such as rate caps and floors.

The Corporation performed a simulation on its balance sheet for December 31, 2001. The results of that point-in-time analysis are depicted in Table 11—Interest Rate Sensitivity. Compared to one year ago, the Corporation's balance sheet has become asset sensitive in response to declining market interest rates, a direct result of aggressive interest rate cuts by the Federal Reserve Board (Fed). As the Fed cut rates to shore up a weak US economy, liquidity increased for banks, as deposit customers sought safe haven from depressed capital markets, loan customers refinanced, and bond issuers called bonds. Asset sensitivity means that loan and investment assets will reprice to a greater and faster degree than the deposits and debt that fund them. Therefore, if market interest rates continue to decline, earnings will decline. Conversely, if market interest rates increase, earnings will increase. On December 31, 2001, the hypothetical 200 basis point reduction in market interest rates (low rate scenario) portrays a 15.4 percent decline in net income, which exceeds management's 10 percent policy guideline. Management is closely monitoring the situation, but realizes that market interest rates are at 40-year lows, which have caused excess liquidity and increased asset sensitivity throughout the financial services industry. Moreover, management believes that the Corporation's balance sheet is positioned to benefit from an economic recovery and rising market interest rates.

Measurement of interest rate risk requires many assumptions. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower rates on net income. Actual results may differ from simulated results due to many factors including: timing of cashflows, magnitude and frequency of interest rate changes, customer behavior, changes in market conditions, and management strategies.

Table 11—*Interest Rate Sensitivity*

at December 31, 2001

Change in interest rates (basis points) over 12 mos	Forecasted interest rate scenario	Change in net income $000's	%
+200	High	304	10.2
0	Flat (baseline)	0	0
-200	Low	(458)	(15.4)
+175	Most likely	35	1.2

at December 31, 2000

Change in interest rates (basis points) over 12 mos	Forecasted interest rate scenario	Change in net income $000's	%
+200	High	(49)	(1.7)
0	Flat (baseline)	0	0
-200	Low	(21)	(0.8)
-150	Most likely	(13)	(0.5)

Impact of Inflation and Changing Prices

The majority of assets and liabilities of a financial institution are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation also significantly affects noninterest expenses, which tend to rise during periods of general inflation. The level of inflation can be measured by the change in the Consumer Price Index (CPI) for all urban consumers (December vs. December). The change in the CPI for 2001 was 1.6 percent, compared to 3.4 percent for 2000 and 2.7 percent for 1999.

Management believes the most significant impact on financial results is the Corporation's ability to react to changes in market interest rates. As discussed previously, management strives to structure the balance sheet to increase net interest income by managing interest rate sensitive assets and liabilities in such a way that they reprice in response to changes in market interest rates. Additionally, management is focused on increasing fee income, which is less sensitive to changes in market interest rates.

Other Risks

Terrorist attacks on September 11, 2001, which destroyed life and property, created a shock to the US economy and psyche. This tragic event, and the international war on terrorism that it spawned, could have a material adverse impact on both national and local economies in the foreseeable future. More grand acts of terrorism on US soil could further erode consumer and business confidence and disrupt commerce, resulting in a prolonged economic recession. A prolonged economic recession could have a material adverse effect on the liquidity, capital resources or results of operations of the Corporation.

Periodically, federal and state legislation is proposed that could result in additional regulation of, or restrictions on, the business of Codorus Valley and its subsidiaries. Other than as discussed below, it cannot be predicted whether such legislation will be adopted or, if adopted, how such legislation would affect the business of Codorus Valley and its subsidiaries.

In November 1999, the Gramm-Leach-Bliley Act of 1999, which is also known as the Financial Services Modernization Act, became law. The law repeals Depression-era banking laws and permits banks, insurance companies and securities firms to engage in each others' businesses after complying with certain conditions and regulations. The law grants to community banks the power to enter new financial markets as a matter of right that larger institutions have managed to do on an ad hoc basis. At this time, the Corporation has no plans to pursue these additional possibilities. Management does not believe that the Financial Services Modernization Act will have a material effect on Codorus Valley's operations. However, the law may result in increased competition from larger financial service companies, many of which have substantially more financial resources than Codorus Valley, and now may offer banking services in addition to insurance and brokerage services.

The Financial Services Modernization Act also modifies current law related to financial privacy and community reinvestment. The new privacy provisions will generally prohibit financial institutions, including Codorus Valley and PeoplesBank, from disclosing nonpublic personal financial information to nonaffiliated third parties unless customers have the opportunity to "opt out" of the disclosure.

Management is not aware of any other current specific recommendations by regulatory authorities or proposed legislation, which, if they were implemented, would have a material adverse effect upon the liquidity, capital resources, or results of operations. Although the general cost of compliance with numerous and multiple federal and state laws and regulations does have, and in the future may have, a negative impact on Codorus Valley's results of operations.

Table 12—*Summary of Quarterly Financial Data*

[dollars in thousands, except per share data]	2001				2000			
	Fourth Quarter	**Third Quarter**	**Second Quarter**	**First Quarter**	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	**$5,586**	**$5,753**	**$5,710**	**$5,553**	$5,639	$5,439	$5,404	$5,422
Interest expense	**2,522**	**2,757**	**2,764**	**2,828**	2,962	2,794	2,654	2,654
Net interest income	**3,064**	**2,996**	**2,946**	**2,725**	2,677	2,645	2,750	2,768
Provision for loan losses	**0**	**30**	**83**	**30**	0	50	69	0
Noninterest income	**606**	**637**	**565**	**529**	532	503	556	544
Noninterest expense	**2,814**	**2,623**	**2,438**	**2,423**	2,263	2,200	2,336	2,325
Net operating income	**856**	**980**	**990**	**801**	946	898	901	987
Gains from sales of securities	**0**	**0**	**0**	**0**	29	0	0	0
Gains (losses), other	**79**	**1**	**12**	**67**	0	0	0	0
Pretax income	**935**	**981**	**1,002**	**868**	975	898	901	987
Provision for income taxes	**155**	**265**	**276**	**236**	270	251	254	279
Net income	**$ 780**	**$ 716**	**$ 726**	**$ 632**	$ 705	$ 647	$ 647	$ 708
Net income per share, basic and diluted	**$ 0.30**	**$ 0.28**	**$ 0.28**	**$ 0.25**	$ 0.27	$ 0.26	$ 0.26	$ 0.28

Note: The above amounts may differ from amounts previously reported in Form 10-Q due to reclassifications not impacting net income. Net income per share was adjusted for stock dividends.

Board of Directors

Codorus Valley Bancorp, Inc. and PeoplesBank

George A. Trout, D.D.S.
Chairman - Codorus Valley Bancorp, Inc.
Retired Dentist

Rodney L. Krebs
Chairman - PeoplesBank
President - Springfield Contractors, Inc.

Larry J. Miller
President and Chief Executive Officer
Codorus Valley Bancorp, Inc. and
PeoplesBank

D. Reed Anderson, Esq.
Attorney-At-Law - Stock and Leader, LLP

M. Carol Druck
Realtor - Jack Gaughen Realtor, Inc.
President - Druck Realty, Inc.

MacGregor S. Jones
Retired Automobile Dealer

Dallas L. Smith
President - Bruce V. Smith, Inc.

Donald H. Warner
President - Warner Services, Inc.

Directors Emeritus - PeoplesBank
William U. Kapp
Barry A. Keller
Bernard F. Young

Executive Officers & Senior Management

PeoplesBank, A Codorus Valley Company

Larry J. Miller, CLBB
President and Chief Executive Officer

Jann Allen Weaver, CPA
Executive Vice President and Chief Financial Officer

Kent A. Ketterman
Senior Vice President, Business Banking Division

Todd A. Tyson, CLBB
Senior Vice President, Retail Sales & Service Division

Diane E. Hill, CPA
Vice President and Auditor

Cheryl L. Keener
Vice President, Marketing Division

Linda D. Senft, CRCM
Vice President, Compliance & Security

Harry R. Swift, Esq.
General Counsel, Executive Vice President and Cashier

David J. Cover, CRSP
Senior Vice President, Trust & Investment Services Division

Elaine M. Miller
Senior Vice President, Mortgage Banking Division

Scott T. Weaver
Senior Vice President, Administrative Services Division

Angela F. Kern
Vice President, Information Technology Division

Jane W. Loucks, CFA
Vice President, Trust & Investment Services Division

Keith L. Sheffer
Vice President and Secondary Market Manager

Advisory Committee Members

PeoplesBank, A Codorus Valley Company

Region 1

Cindy E. Baugher
President - Baugher Motors, Inc.

Claude W. Rohrbaugh
President - B & R Electrical Contractors, Inc.

Region 2

Keith R. Brown
President - Phoenix Health Care, Inc.
d/b/a Dallastown Nursing Center

Evans N. Fishel
President - H. Norman Fishel & Son, Inc.

William W. Gemmill, Jr.
Owner - W. W. Gemmill Plumbing, Heating
& Air Conditioning

Thomas W. King, CPA
President - King & King, PC

Alan J. Yost
Owner - Yost Farms

Region 3

Richard E. Hopper
Business and Property Management

Richard D. Hupper, Ed. D.
Retired Educator

Samuel E. Keeney
President - Sam Keeney Organ and Piano Center, Inc.

Donald L. Kern
President - K & M Home Center, Inc.

Bank Officers & Managers

PeoplesBank, A Codorus Valley Company

Barbara J. Myers
Corporate Secretary

Peggy S. Warner
Assistant Secretary and Retail Services Officer

John S. Eaton, Jr.
Assistant Vice President and Business Banking Officer

Patrice J. Miller
Assistant Vice President and Mortgage Originator

Kelly L. Rosenzweig
Assistant Vice President and Assistant Controller

Stephen T. Sherman
Assistant Vice President and Business Banking Officer

Timothy S. Wise
Assistant Vice President, Administrative Services Division

Wanda M. Chilcoat
Trust Officer I

Phyllis A. Crumley
Retail Services Officer

Christina M. Gingerich
Settlement Officer, Credit Services Division

Laura C. Klein
Human Resources Officer

Donna A. Massa
Training Officer

Steven E. Miller
Loan Review Officer

Christine A. Myers
Manager, Deposit Services Division

Natalie L. Thompson
Human Resources Officer

Financial Centers

CAPE HORN*
2587 Cape Horn Road
Red Lion, PA 17356-9057
Deborah L. Gallup, Manager
Christina L. Riccio, Assistant Manager

EAST YORK*
2701 Eastern Boulevard
York, PA 17402-2907
Carol A. Gross, Manager
Lisa A. Airing, Assistant Manager

GLEN ROCK
1 Manchester St., P.O. Box 67
Glen Rock, PA 17327-0067
Connie L. Kiser, Manager
Phyllis E. Eckersley, Assistant Manager

JACOBUS
1 North Main St., P.O. Box 176
Jacobus, PA 17407-0176
Barbara J. Wilson, Manager
Roseann E. Nix, Assistant Manager

JEFFERSON*
6 Baltimore St., P.O. Box 127
Codorus, PA 17311-0127
Melissa S. Perkins, Manager
Cynthia L. Reed, Assistant Manager

LEADER HEIGHTS*
109 Leader Heights Road
York, PA 17403-5137
Linda L. Feeser, Manager
L. Charlene Boring, Assistant Manager

SOUTH HANOVER*
1400 Baltimore Street
Hanover, PA 17331-8528
Stacy L. Snyder, Manager
Christopher M. Aulbach, Assistant Manager

STEWARTSTOWN*
2 Ballast Lane, P.O. Box 925
Stewartstown, PA 17363-0925
Terry R. Kernan, Manager
Patricia A. Valentin, Assistant Manager

YORK NEW SALEM*
320 North Main St., P.O. Box 278
York New Salem, PA 17371-0278
Algard P. Shaffer, CLBB, Manager
Jarrett D. Ziegler, Assistant Manager

DOWNTOWN YORK*
118 E. Market Street
York, PA 17401-1219
James W. Coombes, Manager
Diana R. Harbaugh, Assistant Manager

*24-Hour ATM Location

Trust and Investment Services

Codorus Valley Corporate Center
105 Leader Heights Road
York PA 17403-5137

For Additional Information

Call our Client Care Center at 717-846-1970 or 1-888-846-1970.

Visit our website at
www.peoplesbanknet.com
for access to Internet banking, online bill payment, and other information.

PHONE-CONNECT
24-hour telephone banking access
717-747-1555 or 1-888-767-1555

Officers

Harry R. Swift, President
Todd A. Tyson, Vice President
Larry J. Miller, Vice President & Secretary
Jann Allen Weaver, Treasurer & Assistant Secretary
Linda D. Senft, Vice President & Assistant Secretary
Peggy S. Warner, Assistant Secretary

Licensed Agents

CODORUS VALLEY CORPORATE CENTER
Phyllis A. Crumley
717-747-1512

Shawn M. Baile
717-846-1970 ext.248

Jane W. Loucks
717-747-1504

Donna A. Massa
717-846-1970 ext. 285

Linda D. Senft
717-747-1509

Todd A. Tyson
717-747-1510

Peggy S. Warner
717-747-1503

GLEN ROCK
Connie L. Kiser
717-747-1531

Phyllis E. Eckersley
717-747-2576

EAST YORK
Lisa A. Airing
717-747-2583

Carol A. Gross
717-747-1535

JACOBUS
Roseann E. Nix
717-747-2577

Barbara J. Wilson
717-747-1532

JEFFERSON
Melissa S. Perkins
717-747-1533

Cynthia L. Reed
717-747-2578

YORK NEW SALEM
Algard P. Shaffer
717-747-1534

Jarrett D. Ziegler
717-747-2579

LEADER HEIGHTS
L. Charlene Boring
717-747-2580

Linda L. Feeser
717-747-1513

118 EAST MARKET STREET
James W. Coombes
717-747-1565

Diana R. Harbaugh
717-747-1566

STEWARTSTOWN
Terry E. Kernan
717-747-1537

Patricia A. Valentin
717-747-2582

CAPE HORN
Deborah L. Gallup
717-747-1536

Christina L. Riccio
717-747-2581

SOUTH HANOVER
Stacy L. Snyder
717-646-0646

Christopher M. Aulbach
717-646-0646

A Corporate Profile

Codorus Valley Bancorp, Inc. is a Pennsylvania business incorporated in 1986, which became a bank holding company on March 2, 1987, under the Bank Holding Company Act of 1956.

PeoplesBank, A Codorus Valley Company, is its wholly owned banking subsidiary and SYC Realty Co., Inc. is its wholly owned nonbank subsidiary. Organized in 1934, PeoplesBank offers a full range of commercial and consumer banking services through ten full service office locations in York County, Pennsylvania. PeoplesBank also offers trust and investment services at the Codorus Valley Corporate Center. The deposits of PeoplesBank are fully insured by the Federal Deposit Insurance Corporation (FDIC) to the maximum extent provided by law. In 1998, PeoplesBank created SYC Settlement Services, Inc., as a wholly owned subsidiary, to provide real estate settlement services. In 1999, PeoplesBank created SYC Insurance Services, Inc., as a wholly owned subsidiary, to facilitate the sale of investment products through a third-party marketing arrangement.

Headquarters

Codorus Valley Bancorp, Inc. is headquartered at the Codorus Valley Corporate Center, 105 Leader Heights Road, York, PA 17403.

Stock, Dividend and Broker Information

Outstanding common stock of Codorus Valley Bancorp, Inc. is quoted under the symbol CVLY on the Nasdaq National Market System. At December 31, 2001, there were approximately 973 stockholders of record.

Prices presented below are based on the close price as quoted on the Nasdaq National Market System. Cash dividends paid for the most recent eight quarters are also provided in the table below. Cash dividends per share (rounded) and market prices are adjusted for stock dividends.

	2001			2000		
Quarter	High	Low	Dividends per share	High	Low	Dividends per share
First	$18.10	$14.29	$0.11	$16.10	$11.11	$0.10
Second	15.50	14.00	0.11	12.14	10.60	0.10
Third	16.01	13.75	0.12	11.49	10.48	0.11
Fourth	15.75	13.55	0.12	15.12	10.48	0.11

For further information, we refer you to the following market makers in our common stock:

Ryan, Beck & Co. LLC
800-223-8969

F.J. Morrissey & Co., Inc.
800-842-8928

Ferris, Baker Watts, Inc.
410-468-2749

Notice of Annual Meeting

The Annual Meeting of Shareholders will be held on Tuesday, May 21, 2002 at 9:00 a.m. eastern day-light saving time, at the Codorus Valley Corporate Center, 105 Leader Heights Road, York, Pennsylvania.

Transfer Agent

Wells Fargo Bank Minnesota, N.A., P.O. Box 64854, St. Paul, MN 55164-0854
800-468-9716

Dividend Reinvestment & Stock Purchase Plan

Information regarding the Corporation's Dividend Reinvestment and Stock Purchase Plan may be obtained by calling 800-468-9716 or by writing to: Wells Fargo Bank Minnesota, N.A., P.O. Box 64854, St. Paul, MN 55164-0854

Form 10-K Request

The form 10-K Report filed with the Securities and Exchange Commission (SEC) may be obtained, without charge, as follows:

Via the Internet:

www.peoplesbanknet.com, select Codorus Valley Bancorp, Inc., then select the Securities and Exchange Commission link, or visit the SEC website at www.sec.gov/edgarhp.htm

Write to:

Chief Financial Officer, Codorus Valley Bancorp, Inc., P. O. Box 2887, York, PA 17405-2887.

E.O.E. M/F/D/V

Corporate Headquarters
Codorus Valley Corporate Center
105 Leader Heights Road
York, Pennsylvania 17403-5137

Codorus Valley Bancorp, Inc.